
05008944

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yell Group PLC

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34674 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/14/05

82-34674


YELL

ARLS
3-31-05

Yell Group plc

Unaudited IFRS Conversion Statements at the transition date of 1 April 2004, the year ended 31 March 2005, and interim periods ended 30 June 2004, 30 September 2004 and 31 December 2004

Yell Group PLC

Please note:
- *Acronyms and accounting standards are defined in the glossary (Appendix 5). The relevant terms are in bold when first used; and*
- *References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Group plc, a company incorporated with limited liability under the law of the United Kingdom, and its consolidated subsidiaries.*

Restatement of financial information for FY 2005 and the transition to International Accounting Standards and International Financial Reporting Standards at 1 April 2004.

Introduction

We have previously prepared our primary financial statements under **UK GAAP**. From 1 April 2005 onwards we are required to prepare our consolidated financial statements in accordance with International Accounting Standards and International Financial Reporting Standards as endorsed by the European Union. Our first **IFRS**[1] results will be the results for the three months ended 30 June 2005. Our first Annual Report under IFRS will be for the year ended 31 March 2006. The date for transition to IFRS is 1 April 2004, this being the start of the earliest period of comparative information.

To explain how this change affects our reported performance and financial position, we have restated information previously published under UK GAAP into what we would have published under IFRS with explanations as follows:

- Appendix 1 - Accounting policies as revised under IFRS
- Appendix 2 – Reconciliation of Equity at the transition date of 1 April 2004
- Appendix 3 – Profit, cash flow and equity for the three months ended 30 June 2004, the six months ended 30 September 2004 and the nine months ended 31 December 2004 restated under IFRS, together with separate reconciliations to the profit and equity previously published under UK GAAP
- Appendix 4 – Profit, cash flow and equity for the year ended 31 March 2005 restated under IFRS, together with separate reconciliations to the profit and equity published under UK GAAP
- Appendix 5 – Glossary of acronyms highlighted in bold in this document

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1 References to IFRS throughout this document, unless specified otherwise, refer to the application of International Accounting Standards, International Financial Reporting Standards and interpretations published by the International Financial Reporting Interpretation Committee.

These financial statements have been prepared on the basis of preparation outlined below.

Basis of preparation

In preparing this IFRS information, we have used our best knowledge of the expected standards and interpretations, fact and circumstances, and accounting policies that will be applied when we prepare our first full IFRS financial statements at 31 March 2006.

Although the IFRS information is based on our best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. The expected standards and interpretations are subject to ongoing review by the EU and the IASB may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying IFRS financial information may have to be adjusted.

We have set out the accounting policies applied in preparing this financial information in Appendix 1 and have assumed that, with the exception of **IAS 39** and **IFRIC 3** all existing standards in issue from the IASB and **IFRIC** will be fully endorsed by the EU.

We have adopted the EU endorsed IASB standards and interpretations from 1 April 2005 with restatements of comparative information from 1 April 2004, excluding comparative information in respect of **IAS 32** and IAS 39 as permitted by **IFRS 1**. We do not believe that the differences between IFRS and EU endorsed IFRS will be material in the context of our financial statements.

Our understanding of the status of standards and EU endorsement is as follows:

- The EU has endorsed all International Financial Reporting Standards and all International Accounting Standards as revised by the IASB before 31 May 2005, with the exception of the revisions to **IAS 19** and IAS 39.
- The EU endorsed its own version of IAS 39, which is an altered version of the standard as it was before the IASB issued amendments in December 2004. We have adopted the EU endorsed standard from 1 April 2005.
- IFRIC has published five interpretations and the EU has endorsed only the first. The group that provides advice to the EU has indicated that it is unlikely to support a recommendation for endorsement of IFRIC 3.

The financial information included in this report is unaudited. Subject to EU endorsement of outstanding standards and no further changes from the IASB and IFRIC this information is expected to form the basis for comparative information when reporting financial results during the 2006 financial year, and for subsequent reporting periods.

Effect on information in our OFR and basic financial statements

The most significant items contributing to the changes in our financial information are:

- Share-based payments – we record a fair value charge against profit in respect of employee share options granted after 7 November 2002 and not vested before 1 January 2005.
- Goodwill amortisation – we do not record a charge against profit, unless goodwill is impaired or the benefit of a pre-acquisition net operating loss is recognised for tax purposes.
- Taxation NOLs –when we recognise the tax benefit from net operating losses on acquisitions by reducing our tax charge, we also charge an equal amount against profit and loss to write down the value of goodwill.
- Taxation goodwill – we account for tax-allowable goodwill by reducing our current tax payable for the relevant amount of allowable amortisation, but also offset this benefit by recording a deferred tax liability.
- Acquired assets – we allocate the purchase price to acquired assets including certain intangible assets that will be amortised. Acquired directories in development are recorded in current intangibles at their fair value instead of replacement cost, thus reducing the profit from an acquired directory when it is first published after acquisition.
- Employee benefits – we recognise the net deficit or surplus on the defined benefit pension scheme on the balance sheet, current service costs and financing costs as a charge against profit, and other annual charges in the balance sheet position net of employer contributions in equity.

Our turnover and operating cash flow, as defined for management purposes, are not affected by these changes. We have indicated in the following grid each element of profit that is affected.

	Share-based payments	Goodwill amortisation	Acquired assets	Employee benefits	Taxation - NOLs	Taxation - goodwill
EBITDA	✓		✓	✓		
Depreciation and amortisation		✓	✓		✓	
Financing costs				✓		
Taxation	✓		✓	✓		✓
Profit after tax	✓	✓	✓	✓	✓	✓

We compare the key financial measures we use to manage the business in the following table:

	Half Year 2005		Full Year 2005	
	UK GAAP	**IFRS**	**UK GAAP**	**IFRS**
Turnover (£m)	604.6	604.6	1,285.3	1,285.3
Adjusted EBITDA (£m) [(a)]	206.0	201.2	402.8	393.0
Operating cash flow (£m) [(b)]	170.6	170.6	347.2	347.2
Cash conversion (%) [(c)]	82.8	84.8	86.2	88.3
Profit after tax (£m)	52.7	87.5	94.2	162.5
Adjusted profit after tax (£m) [(a)]	60.7	95.5	117.0	185.3
Diluted earnings per share (pence)	7.4	12.3	13.3	22.9
Adjusted diluted earnings per share (pence) [(d)]	15.5	13.9	30.4	27.0
Free cash flow (£m) [(e)]	108.4	108.4	229.9	229.9

(a) Adjusted items are stated before the effects of items that were called exceptional under UK GAAP. These items in the 2005 financial year were related to lawsuits associated with a YellowBook advertising campaign.
(b) Net cash inflow from operations before payments of items called exceptional under UK GAAP, less capital expenditure.
(c) Operating cash flow as a percentage of adjusted EBITDA.
(d) Diluted earnings per share before amortisation of acquired intangible assets and items previously called exceptional under UK GAAP.
(e) Net cash inflow from operating activities less capital expenditure and , in the case of UK GAAP, payments for interest, refinancing and income taxes.

We have reconciled **EBITDA** and adjusted EBITDA to operating profit as follows:

	Half Year 2005		Full Year 2005	
	UK GAAP	**IFRS**	**UK GAAP**	**IFRS**
	£m	**£m**	**£m**	**£m**
Operating profit	132.1	174.0	244.7	327.7
Depreciation and amortisation	61.1	14.4	121.6	28.8
EBITDA	193.2	188.4	366.3	356.5
Costs of lawsuits from YellowBook advertising campaign	12.8	12.8	36.5	36.5
Adjusted EBITDA	206.0	201.2	402.8	393.0

Effect on our consolidated cash flow statements

Under UK GAAP, we previously presented the Consolidated Statements of Cash Flows in accordance with **FRS 1**. Under FRS 1, cash comprised cash in hand and at bank and overnight deposits. Under IFRS, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. These definitions are not materially different in the context of our financial statements.

Under FRS 1, we presented separately the cash generated from operations, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends paid to the

Company's shareholders, and financing. Under IFRS we have classified separately the cash flows generated from operations and cash flows from operating, investing and financing activities.

Cash flows in respect of interest and finance fees paid and taxation under FRS 1 have been included within operating activities under IFRS.

Operating cash flow as defined by management to monitor the business is not affected by IFRS. The following table reconciles cash flow from operations under IFRS to operating cash flow:

	Half Year 2005		**Full Year 2005**	
	UK GAAP	**IFRS**	**UK GAAP**	**IFRS**
	£m	**£m**	**£m**	**£m**
Cash generated from operations	170.3	170.3	357.6	357.6
Cash payments for exceptional costs included in operating profit	9.0	9.0	13.6	13.6
Purchase of tangible fixed assets, net of sales proceeds	(8.7)	(8.7)	(24.0)	(24.0)
Operating cash flow	170.6	170.6	347.2	347.2

Transitional arrangements

The rules for first-time adoption of IFRS are set out in IFRS 1. In general a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. The standard allows a number of exemptions and exceptions to this general principle to assist companies as they make the transition to reporting under IFRS. We have included below descriptions of only those exemptions that we are using.

Changes in accounting policies

A summary of our accounting policies under IFRS is provided in Appendix 1. Changes to our financial information are quantified by standard in Appendix 2 for the opening balance sheet at 1 April 2004, Appendix 3 for the first three , six and nine months of the financial year ended 31 March 2005, and Appendix 4 for the financial year ended 31 March 2005.

We describe below the significant changes in our policies listed by IFRS, together with associated transitional arrangements.

IFRS 2 *Share-based Payments*

In accordance with IFRS 2, we recognised a charge to income representing the fair values of outstanding equity settled employee share based payment awards granted since 7 November 2002 (the effective date of IFRS 2) and not yet vested at 1 January 2005 to our employees under various schemes. All options granted on or since our IPO are accounted for under IFRS 2. We calculated the fair values using the Black-Scholes options valuation model and we charged those values to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. We accounted for all options granted before our IPO at their intrinsic value on the date of grant. There were no options granted in the period from 7 November 2002 until our IPO that remain unvested at 1 January 2005.

The £3.1 million reduction in EBITDA for financial year 2005 is offset by a deferred tax credit of £1.1 million. For the six months ended 30 September 2004 there is an additional charge of £1.4 million and associated deferred tax credit of £0.5 million.

IAS 19 Employee Benefits

One of the options under IAS 19, which we have taken, allows separate recognition of the operating and financing costs of defined benefit pension schemes in the profit and loss statement. The standard also permits a number of options for the recognition of actuarial gains and losses. Our policy is to recognise any variations in full immediately in equity, as would have been required under **FRS 17**. The option to account for actuarial gains and losses in this way is part of the revision to IAS 19 that the EU has not yet endorsed. The amendment to IAS 19 is effective from 1 January 2006 with earlier adoption allowed. We are applying the revised standard voluntarily from the transition date of 1 April 2004. We note that IAS 19 requires a slightly lower valuation of scheme assets than the valuation under FRS 17.

The additional charges under IFRS are in comparison to amounts recorded in accordance with **SSAP 24** under UK GAAP. The additional charges for financial year 2005 of £6.7 million reducing EBITDA and £2.3 million increasing finance costs are offset by a deferred tax benefit of £2.7 million. For the six months ended 30 September 2004 there is an additional charge against EBITDA of £3.4 million and additional finance charge of £1.2 million offset by an associated deferred tax benefit of £1.4 million.

We recognised a pension liability of £66.8 million in our IFRS opening balance sheet at 1 April 2004, £71.3 million at 30 September 2004 and £99.7 million at 31 March 2005. Our overall adjustments for IAS 19 reduced net assets by £47.1 million in our opening balance sheet at 1 April 2004, £50.2 million at 30 September 2004 and £76.1 million at 31 March 2005.

IFRS 3 *Business Combinations*

IFRS 3 prohibits merger accounting and the amortisation of goodwill. The standard requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. IFRS 3 requires certain intangible assets to be recognised at the date of acquisition and to be amortised on a systematic basis over their economic lives (discussed under **IAS 38** below). It also requires that the fair value instead of replacement cost is attributed to the directories in development purchased in an acquisition.

For purposes of this discussion we have excluded the effects of accounting for the subsequent recognition of tax benefits from acquired net operating losses and the accounting for tax allowable goodwill amortisation. These effects are set out in the paragraphs describing **IAS 12** below.

Under the transitional arrangements of IFRS 1, a company has the option of applying IFRS 3 prospectively from the transition date. We have chosen this option rather than restating all previous business combinations. The effects of IFRS 3 and the associated transitional arrangements on our financial information are as follows:

- all prior business combination accounting is frozen at the transition date, 1 April 2004; and
- the value of goodwill is frozen at that date and associated goodwill amortisation previously reported under UK GAAP for the 2005 financial year is removed for IFRS restatement.

We have eliminated the goodwill amortisation charge of £98.6 million for the financial year 2005 (excluding the adjustment described under IAS 12 below) and of £49.6 million for the six months ended 30 September 2004.

Our adjustments to goodwill and taxation for IFRS 3, before taking into account the adjustments under IAS 12 described below, had nil effect in our opening balance sheet at 1 April 2004. These adjustments increased our net assets by £49.6 million at 30 September 2004 and £98.6 million at 31 March 2005.

IAS 38 Intangible Assets

Under IAS 38 the policy on intangible assets is to capitalise all such assets where they meet the criteria specified within IAS 38. Under the transitional arrangements of IFRS 1, where these assets would only have been recorded as part of an acquisition under IFRS 3 we have the option of recording these assets prospectively from the transition date. We have chosen this option rather than restating all previous business combinations.

Under UK GAAP, we reported internally developed software and software licenses as a tangible fixed asset. For IFRS we have reclassified £9.7 million from tangible fixed assets to intangible fixed assets in our opening balance sheet at 1 April 2004, £8.4 million at 30 September 2004, and £7.7 million at 31 March 2005. These reclassifications do not affect the profit and loss account in any period.

IAS 12 Income Taxes

IAS 12 requires separate disclosure of deferred tax assets and liabilities on the Group's balance sheet. We reclassified deferred tax credits of £37.8 million in our opening balance sheet at 1 April 2004 and at 30 September 2004, and £30.7 million at 31 March 2005 that had offset deferred tax assets under UK GAAP.

We have increased the tax charge under IFRS by £11.7 million for the financial year 2005 and by £5.8 million for the six months ended 30 September 2004. The associated tax effects arise from treating the amount of tax allowable goodwill amortisation as an immediate benefit to current tax payable offset by a deferred liability that only crystallises if the goodwill is impaired or the business is sold under IFRS, whereas under UK GAAP we recognised the benefit as a reduction in the tax charge.

The standard further requires that we adjust goodwill and post a charge against profits when we recognise previously unrecognised deferred tax assets arising from acquired net operating losses. We have reported an amortisation charge of £5.8 million for the financial year 2005 and of £2.9 million for the six months ended 30 September 2004. The charges to goodwill amortisation reduce our net assets by £29.5 million at 1 April 2004, £32.9 million at 30 September 2004 and £34.4 million at 31 March 2005.

Our effective tax rate under IFRS in the financial year ended 31 March 2005 is 30.7%. We have used this rate for intraperiod tax allocations when restating our profits under IFRS for the interim periods in the 2005 financial year. By applying this effective tax rate in the six months ended 30 September 2004 we have decreased the tax charge by £0.2 million and increased net assets at 30 September 2004 by £0.2 million. We believe this will result in the most meaningful comparisons of our financial results when reporting interim figures in the 2006 financial year. This allocation has no effect on the full year tax charges for the financial year ended 31 March 2005.

IAS 32 and IAS 39 Financial Instruments

IAS 32 and IAS 39 address the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. The general principle of IAS 39 is that financial instruments should be recognised in accordance with their classification. Accounting for the movements in fair value is dependant on the designation of the relevant financial instrument. Financial instruments used to fix our floating interest rates and US dollar denominated bonds used as a natural hedge against our US dollar denominated investments have to be documented as hedges and tested for effectiveness on a quarterly basis before we can account for them as hedges.

We have applied IAS 32 and IAS 39 from 1 April 2005, having applied the exemption permitted by IFRS 1 allowing us to present comparative information under the previous UK GAAP. Therefore, these standards do not affect the periods covered by this report. Furthermore, we believe that we had all the required documentation in place by 31 March 2005 allowing us to achieve the same hedge accounting in future periods that we previously achieved under UK GAAP.

Conclusion

The IFRS information in this release has been prepared under the basis of preparation set out above. The most significant effects of the transition to IFRS upon the restated financial information arise from the discontinuation of goodwill amortisation. Net assets are also affected, but there is no effect upon the underlying cash balances within the business.

The financial information presented above contains details of the transitional adjustments required to restate the Group's financial information under IFRS. Future presentation of restated financial information may be in a different format.

The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between UK GAAP and IFRS that will be required, due to the risk and uncertainty surrounding events in the future.

The preliminary financial information set out on pages 16 to 34 do not constitute the company's statutory accounts for the year ended 31 March 2005. The information labelled as audited was extracted from accounts that we prepared under UK GAAP in accordance with the Companies Act 1985 and on which Yell's auditor reported. The auditor's reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. We have delivered the accounts for the year ended 31 March 2004 to the Registrar of Companies, and we will deliver those for the year ended 31 March 2005 in due course.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. These preliminary financial statements contain forward-looking statements with respect to the financial condition, results of operations and businesses of Yell. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

Appendix 1 provides a summary of Yell's accounting policies under IFRS from 1 April 2005. We have indicated with an asterisk (*) those policies we changed on the transition to IFRS.

Accounting Policies

Basis of accounting

As set out on page 2 in the Basis of Preparation, the restated financial information for the financial year ended 31 March 2005, the six months ended 30 September 2004, and the opening balance sheet at 1 April 2004, have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board as endorsed, or expected to be endorsed, by the European Union.

IFRS transitional arrangements and early adoption

When preparing the Group's IFRS balance sheet at 1 April 2004, the date of transition, the following optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

- Business combinations – the provisions of IFRS 3 have been applied prospectively from 1 April 2004; and
- Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

The Group has chosen to restate comparative information with respect to IFRS 2. The Group has also opted to adopt the revised IAS 19 early, allowing actuarial gains or losses to be charged to reserves in the period in which they arise.

In addition, when preparing the Company's balance sheet at 1 April 2004, the following optional exemption has been adopted:

- Revaluation as deemed costs – the carrying value of investments in subsidiary undertakings in the financial statements of the Company at the transition date are based on a valuation performed in preparation for our initial public offering.

Accounting policies

We consider the following to be the most important accounting policies in the context of the Group's operations.

(a) Turnover

Group turnover, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by Group undertakings. Turnover from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories. Other turnover, principally from Yellow Pages 118 24 7 and Yell.com, is recognised from the point at which service is first provided over the life of the contract.

(b) Cost of sales

Cost of sales are the costs incurred in developing directories and other Group products, including costs of the sales force , artwork and other directory production and development costs, as well as appropriate overheads dedicated to the development of the directories. Charges for doubtful debts are also included within cost of sales. These are calculated by estimating future cash flows from sales-related debtors on the basis of historical loss experience

(c) Advertising

The Group expenses the costs of advertising its products and services as the costs are incurred.

(d) Interest

Interest payable is recognised on an effective interest rate basis.

(e) Foreign currencies

On consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period to the extent that these rates approximate the actual rates.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, and on borrowings designated as hedges of such investments, are taken to reserves through the statement of recognised income and expense.

All other exchange gains or losses are dealt with through the profit and loss account.

(f) Goodwill and other intangible fixed assets *

On the acquisition of a business, fair values are attributed to the net assets acquired. These net assets may include software development costs, brand names, and customer relationships, all of which are recorded as intangible assets and held at cost less accumulated amortisation. Software is amortised on a straight line basis over its useful economic life, which does not generally exceed four years. Brand names are amortised on a straight line basis over their useful economic lives, which do not exceed 40 years. Customer relationships are amortised on a basis that takes into account the estimated customer retention rate at the date of acquisition. The useful economic lives of customer relationships do not generally exceed eight years. The amortisation period and method are reviewed and adjusted, if appropriate, at each balance sheet date.

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets. Goodwill arising on acquisitions is capitalised and is subject to impairment review, both annually from the date of transition onwards and when there are indications that the carrying value may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

Prior to 1 April 2004, goodwill was amortised over its estimated useful life (20 years); such amortisation ceased on 31 March 2004.

(g) Tangible fixed assets *

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets and adjusted prospectively, if appropriate, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impractical to calculate average assets lives exactly. However, total lives range from approximately 10 to 40 years for buildings and two to six years for plant and equipment.

*(h) Asset impairment**

Intangible assets, other than goodwill, and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. Goodwill is subject to an annual impairment review, with the first review at the end of the financial year in which the acquisition took place, and at any other time when the directors believe that impairment may have occurred.

(i) Investments *

The carrying value of the investments in subsidiary undertakings in the financial statements of the Company is based upon a valuation at 31 March 2003 in preparation for our initial public offering. Under the transition rules of IFRS 1, this carrying value is deemed to be cost and is subject to the policy on asset impairment.

Any impairment would be charged to the profit and loss account to the extent that it is not covered by amounts previously credited to shareholders' equity through revaluation surplus.

(j) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Group are capitalised in the balance sheet as tangible fixed assets at the present value of the minimum lease payments payable during the lease term and depreciated over the shorter of their useful economic lives or the lease term. The capital element of future obligations under leases is included as a liability in the consolidated balance sheets, classified as appropriate as a creditor due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the profit and loss account.

(k) Directories in development *

The cost of directories in development is recognised as a current asset where the directory is intended to be completed and where the costs directly attributable to the development of the directory can be measured reliably. Where directories are launched on a non-paid basis the costs are expensed as incurred. The development costs mainly comprise the direct costs of the sales force dedicated to procuring adverts and creating the content for directories, artwork and other directory production and development costs, including appropriate directly attributable overheads. The asset is amortised to cost of sales on completion of delivery of the relevant directory when the related turnover is recognised.

(l) Employee benefits *

The Group expenses employee benefits as employees render the services that give rise to the benefits in accordance with IAS 19 "Employee Benefits".

The Group currently operates a defined benefit pension scheme for its UK employees employed before 1 October 2001 and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and its US employees. All pension schemes, except for a small unfunded unapproved plan, are independent of the Group's finances. Actuarial valuations of the defined benefit scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The balance sheet includes the surplus/deficit in the defined benefit scheme taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at the year-end AA corporate bond interest rates. The cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Payments to the Group's defined contribution schemes are charged against profit as incurred.

(m) Employee share schemes *

The fair value of employee share based payments is calculated using the Black-Scholes model. In accordance with IFRS 2 "Share-based Payments" the resulting cost is charged against profit and loss over the vesting period of the awards. The value of the charge is adjusted to reflect expected and actual levels of options vesting. When the ESOP trust acquires and holds shares of the Company, the Group presents them as a deduction in arriving at equity shareholders' funds.

(n) Taxation *

The charge (credit) for taxation is based on the profit (loss) for the period and takes into account deferred taxation where transactions or events give rise to temporary differences between the treatment of certain items for taxation and for accounting purposes. Provision is made in full for deferred tax liabilities. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the benefit can be realised.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

No provision is made for unremitted earnings of foreign subsidiaries or temporary differences relating to investments in subsidiaries since realisation of such differences can be controlled and is not probable in the foreseeable future.

(o) Financial instruments *

Financial instruments are recorded initially at fair value. Subsequent measurement depends on the designation of the instrument, as follows:

- Fixed deposits, comprising principally funds held with banks and other financial institutions are classified as receivables, and short-term borrowings and overdrafts are classified as loans. They are held at amortised cost.
- Derivatives, comprising interest rate swaps and foreign exchange contracts, are classified as held for trading to the extent that they are not effective cash flow hedges and are measured at fair value with changes in value taken to the profit and loss account.
- All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Issue costs are charged to the profit and loss account together with the coupon, as finance costs, using the effective interest rate method over the term of the borrowings, or over a shorter period where earlier repayment is possible. Borrowings are held at amortised cost.

Before 1 April 2005, the Group considered its derivative financial instruments to be hedges when certain criteria were met. For interest rate derivatives, the instrument must have been related to assets or liabilities or a probable commitment and must have also changed the interest rate or the nature of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials under interest rate swap agreements were recognised by adjustment of interest payable.

Changes in the fair value of derivatives after 1 April 2005 are taken to reserves to the extent that such movements are deemed to be an effective cash flow hedge of our interest charges. Amounts deferred in reserves are recognised in the profit and loss in the same period during which the interest charge on the underlying debt affects profit and loss. On disposal of the related underlying instrument, the accumulated changes in fair value recorded in reserves are included in the gain or loss recorded in the income statement.

All other changes in the fair value of available for sale financial instruments are taken to the profit and loss account.

(p) Dividends *

Dividends are recorded in the period in which they are authorised.

(q) Contingent liabilities *

Through the normal course of business, Yell is involved in legal disputes, the settlement of which may involve cost to the Group. These costs are accrued where settlement is agreed and associated costs can be reliably estimated.

RECONCILIATION OF EQUITY

Opening balance sheet reconciliation

At 1 April 2004	Previously reported under UK GAAP £m (Audited)	IFRS 2 Share based payments £m (Unaudited)	IAS 10 Events after balance sheet date £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IAS 38 Intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Non current assets							
Intangible assets	1,725.3			(29.5)		9.7	1,705.5
Tangible assets	45.9					(9.7)	36.2
Investment	1.8						1.8
Deferred tax assets	-	6.3		72.5	19.9		98.7
Total non current assets	1,773.0	6.3	-	43.0	19.9	-	1,842.2
Current assets							
Inventories	4.7						4.7
Directories in development	147.2						147.2
Debtors	460.6			(34.7)	(0.2)		425.7
Cash at bank and in hand	18.7						18.7
Total current assets	631.2	-	-	(34.7)	(0.2)	-	596.3
Creditors: amounts falling due within one year							
Loans and other borrowings	(85.8)						(85.8)
Corporation tax	(16.2)						(16.2)
Other creditors	(256.8)		41.9				(214.9)
Total creditors: amounts falling due within one year	(358.8)	-	41.9	-	-	-	(316.9)
Net current assets	272.4	-	41.9	(34.7)	(0.2)	-	279.4
Total assets less current liabilities	2,045.4	6.3	41.9	8.3	19.7	-	2,121.6
Creditors: amounts falling due after more than one year							
Loans and other borrowings	(1,155.9)						(1,155.9)
Deferred tax creditors	-			(37.8)			(37.8)
Retirement benefit obligations	-				(66.8)		(66.8)
Net assets	889.5	6.3	41.9	(29.5)	(47.1)	-	861.1
Capital and reserves							
Called up share capital	7.0						7.0
Share premium account	1,184.7						1,184.7
Foreign currency reserve	(102.7)						(102.7)
Profit and loss account deficit	(199.5)	6.3	41.9	(29.5)	(47.1)		(227.9)
Equity shareholders' funds	889.5	6.3	41.9	(29.5)	(47.1)	-	861.1

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Under IFRS

	3 months ended 30 June 2004 £m (Unaudited)	6 months ended 30 September 2004 £m (Unaudited)	9 months ended 31 December 2004 £m (Unaudited)
Turnover	280.9	604.6	897.9
Cost of Sales	(127.8)	(271.6)	(410.6)
Gross profit	153.1	333.0	487.3
Distribution costs	(8.3)	(17.7)	(26.1)
Administrative costs			
Ordinary	(64.6)	(128.5)	(203.9)
Costs of exceptional lawsuits	-	(12.8)	(12.8)
	(64.6)	(141.3)	(216.7)
Operating Profit	80.2	174.0	244.5
Net interest payable	(24.3)	(47.7)	(71.0)
Profit on ordinary activites before taxation	55.9	126.3	173.5
Taxation			
Ordinary	(17.0)	(43.6)	(58.1)
Costs of exceptional lawsuits	-	4.8	4.8
	(17.0)	(38.8)	(53.3)
Profit for the financial period	38.9	87.5	120.2

CONSOLIDATED CASH FLOW STATEMENTS

Under IFRS	3 months ended 30 June 2004	6 months ended 30 September 2004	9 months ended 31 December 2004
	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)
Net cash inflow from operating activities			
Cash generated from operations	74.1	170.3	263.2
Interest paid	(15.4)	(38.9)	(50.2)
Interest received	0.3	0.5	0.8
Income tax paid	(5.3)	(14.8)	(24.3)
Net cash inflow from operating activities	53.7	117.1	189.5
Cash flows from investing activities			
Purchases of tangible fixed assets	(3.7)	(8.7)	(15.6)
Net cash used in investing activities	(3.7)	(8.7)	(15.6)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	-	1.2	1.4
Purchase of own shares	-	-	(6.6)
Repayments of borrowings	(22.5)	(45.0)	(45.0)
Dividends paid to Company's shareholders	-	(41.8)	(71.3)
Net cash used in financing activities	(22.5)	(85.6)	(121.5)
Net increase in cash and bank overdrafts	27.5	22.8	52.4
Cash and bank overdrafts at beginning of the year	18.7	18.7	18.7
Exchange gains (losses) on cash and bank overdrafts	1.8	0.5	(2.2)
Cash and bank overdrafts at end of the period	48.0	42.0	68.9
Cash generated from operations			
Profit for the period	38.9	87.5	120.2
Adjustments for:			
Tax	17.0	38.8	53.3
Depreciation of tangible fixed assets	4.0	7.7	11.5
Depreciation of software costs	1.7	3.8	5.6
Goodwill adjustment arising from previously unrecognised tax benefits	1.5	2.9	4.4
Interest income	(0.3)	(0.5)	(0.8)
Interest expense	24.6	48.2	71.8
Employee bonus costs settled in shares	-	-	2.5
Changes in working capital:			
Inventories and directories in development	(15.4)	(27.1)	(40.2)
Trade and other receivables	25.1	(2.9)	18.2
Trade and other payables	(24.3)	9.3	12.6
Other	1.3	2.6	4.1
Cash generated from operations	74.1	170.3	263.2

CONSOLIDATED BALANCE SHEETS

Under IFRS	At 30 June 2004 £m (Unaudited)	At 30 September 2004 £m (Unaudited)	At 31 December 2004 £m (Unaudited)
Fixed assets			
Intangible assets	1,712.3	1,711.6	1,671.1
Tangible assets	34.1	33.4	35.2
Investment	2.2	2.7	2.2
Deferred tax assets	97.4	92.0	89.2
Total fixed assets	1,846.0	1,839.7	1,797.7
Current assets			
Inventories	7.7	8.3	7.8
Directories in development	159.9	171.9	179.2
Debtors	404.2	424.7	397.7
Cash at bank and in hand	48.0	42.0	68.9
Total current assets	619.8	646.9	653.6
Creditors: amounts falling due within one year			
Loans and other borrowings	(63.3)	(85.6)	(86.4)
Corporation tax	(20.8)	(24.8)	(22.4)
Other creditors	(195.0)	(215.0)	(223.4)
Total creditors: amounts falling due within one year	(279.1)	(325.4)	(332.2)
Net current assets	340.7	321.5	321.4
Total assets less current liabilities	2,186.7	2,161.2	2,119.1
Creditors: amounts falling due after more than one year			
Loans and other borrowings	(1,166.0)	(1,125.5)	(1,104.0)
Deferred tax creditor	(41.9)	(46.9)	(49.9)
Retirement benefit obligations	(69.0)	(71.3)	(73.6)
Net assets	909.8	917.5	891.6
Capital and reserves			
Called up share capital	7.0	7.0	7.0
Share premium account	1,184.7	1,185.9	1,188.6
Foreign currency reserve	(95.7)	(94.9)	(123.9)
Profit and loss account deficit	(186.2)	(180.5)	(180.1)
Equity shareholders' funds	909.8	917.5	891.6

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

	3 months ended 30 June 2004 £m (Unaudited)	6 months ended 30 September 2004 £m (Unaudited)	9 months ended 31 December 2004 £m (Unaudited)
Profit for the period	38.9	87.5	120.2
Exchange differences on translation of foreign operations	7.0	7.8	(21.2)
Change in stock option tax benefit arising from change in share price	1.5	(0.9)	1.3
Net gains (losses) not recognised in income statement	8.5	6.9	(19.9)
Total recognised income for the period	47.4	94.4	100.3

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Three months ended 30 June 2004	Previously reported under UK GAAP £m (Unaudited)	IFRS 2 Share based payments £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IFRS 3 & IAS 38 Business combinations and intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Turnover	280.9					280.9
Cost of Sales	(127.8)					(127.8)
Gross profit	153.1	-	-	-	-	153.1
Distribution costs	(8.3)					(8.3)
Administrative costs	(85.5)	(0.7)	(1.5)	(1.7)	24.8	(64.6)
Operating Profit	59.3	(0.7)	(1.5)	(1.7)	24.8	80.2
Net interest payable	(23.7)			(0.6)		(24.3)
Profit on ordinary activites before taxation	35.6	(0.7)	(1.5)	(2.3)	24.8	55.9
Taxation	(14.9)	(0.8)	0.9	0.7	(2.9)	(17.0)
Profit for the financial period	20.7	(1.5)	(0.6)	(1.6)	21.9	38.9

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Six months ended 30 September 2004	Previously reported under UK GAAP £m (Unaudited)	IFRS 2 Share based payments £m (Unaudited)	IAS 10 Events after balance sheet £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IFRS 3 & IAS 38 Business combinations and intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Turnover	604.6						604.6
Cost of Sales	(271.6)						(271.6)
Gross profit	333.0	-	-	-	-	-	333.0
Distribution costs	(17.7)						(17.7)
Administrative costs							
Ordinary	(170.4)	(1.4)		(2.9)	(3.4)	49.6	(128.5)
Costs of exceptional lawsuits	(12.8)						(12.8)
	(183.2)	(1.4)	-	(2.9)	(3.4)	49.6	(141.3)
Operating Profit	132.1	(1.4)	-	(2.9)	(3.4)	49.6	174.0
Net interest payable	(46.5)				(1.2)		(47.7)
Profit on ordinary activites before taxation	85.6	(1.4)	-	(2.9)	(4.6)	49.6	126.3
Taxation							
Ordinary	(37.7)	(1.7)		0.2	1.4	(5.8)	(43.6)
Costs of exceptional lawsuits	4.8						4.8
	(32.9)	(1.7)	-	0.2	1.4	(5.8)	(38.8)
Profit for the financial period	52.7	(3.1)	-	(2.7)	(3.2)	43.8	87.5
Dividend	(29.5)		(12.4)				(41.9)
Retained profit for the financial period	23.2	(3.1)	(12.4)	(2.7)	(3.2)	43.8	45.6

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Nine months ended 31 December 2004	Previously reported under UK GAAP £m (Unaudited)	IFRS 2 Share based payments £m (Unaudited)	IAS 10 Events after balance sheet £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IFRS 3 & IAS 38 Business combinations and intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Turnover	897.9						897.9
Cost of Sales	(410.6)						(410.6)
Gross profit	487.3	-	-	-	-	-	487.3
Distribution costs	(26.1)						(26.1)
Administrative costs							
Ordinary	(266.4)	(2.2)		(4.4)	(5.0)	74.1	(203.9)
Costs of exceptional lawsuits	(12.8)						(12.8)
	(279.2)	(2.2)	-	(4.4)	(5.0)	74.1	(216.7)
Operating Profit	182.0	(2.2)	-	(4.4)	(5.0)	74.1	244.5
Net interest payable	(69.3)				(1.7)		(71.0)
Profit on ordinary activites before taxation	112.7	(2.2)	-	(4.4)	(6.7)	74.1	173.5
Taxation							
Ordinary	(47.5)	(2.5)		(1.3)	2.0	(8.8)	(58.1)
Costs of exceptional lawsuits	4.8						4.8
	(42.7)	(2.5)	-	(1.3)	2.0	(8.8)	(53.3)
Profit for the financial period	70.0	(4.7)	-	(5.7)	(4.7)	65.3	120.2
Dividend	(29.5)		(41.9)				(71.4)
Retained profit for the financial period	40.5	(4.7)	(41.9)	(5.7)	(4.7)	65.3	48.8

CONSOLIDATED BALANCE SHEET

Yell Group plc consolidated balance sheet at 30 June 2004

Appendix 3

At 30 June 2004	Previously reported under UK GAAP	IFRS 2 Share based payments	IAS 10 Events after balance sheet date	IAS 12 Income taxes	IAS 19 Employee benefits	IFRS 3 & IAS 38 Business combinations and intangible assets	Restated under IFRS
	£m	£m	£m	£m	£m	£m	£m
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Non current assets							
Intangible assets	1,710.2			(31.4)		33.5	1,712.3
Tangible assets	42.8					(8.7)	34.1
Investment	2.2						2.2
Deferred tax assets	-	8.0		68.7	20.7		97.4
Total non current assets	1,755.2	8.0	-	37.3	20.7	24.8	1,846.0
Current assets							
Inventories	7.7						7.7
Directories in development	159.9						159.9
Debtors	435.3			(30.9)	(0.2)		404.2
Cash at bank and in hand	48.0						48.0
Total current assets	650.9	-	-	(30.9)	(0.2)	-	619.8
Creditors: amounts falling due within one year							
Loans and other borrowings	(63.3)						(63.3)
Corporation tax	(21.7)			0.9			(20.8)
Other creditors	(236.9)		41.9				(195.0)
Total creditors: amounts falling due within one year	(321.9)	-	41.9	0.9	-	-	(279.1)
Net current assets	329.0	-	41.9	(30.0)	(0.2)	-	340.7
Total assets less current liabilities	2,084.2	8.0	41.9	7.3	20.5	24.8	2,186.7
Creditors: amounts falling due after more than one year							
Loans and other borrowings	(1,166.0)						(1,166.0)
Deferred tax creditor	-	(1.1)		(37.8)	(0.1)	(2.9)	(41.9)
Retirement benefit obligations	-				(69.0)		(69.0)
Net assets	918.2	6.9	41.9	(30.5)	(48.6)	21.9	909.8
Capital and reserves							
Called up share capital	7.0						7.0
Share premium account	1,184.7						1,184.7
Foreign currency reserve	(95.3)			(0.4)		-	(95.7)
Profit and loss account deficit	(178.2)	6.9	41.9	(30.1)	(48.6)	21.9	(186.2)
Equity shareholders' funds	918.2	6.9	41.9	(30.5)	(48.6)	21.9	909.8

CONSOLIDATED BALANCE SHEET

At 30 September 2004	Previously reported under UK GAAP £m (Unaudited)	IFRS 2 Share based payments £m (Unaudited)	IAS 10 Events after balance sheet date £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IFRS 3 & IAS 38 Business combinations and intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Non current assets							
Intangible assets	1,686.5			(32.9)		58.0	1,711.6
Tangible assets	41.8					(8.4)	33.4
Investment	2.7						2.7
Deferred tax assets	-	6.9		63.7	21.4		92.0
Total non current assets	1,731.0	6.9	-	30.8	21.4	49.6	1,839.7
Current assets							
Inventories	8.3						8.3
Directories in development	171.9						171.9
Debtors	450.8			(25.9)	(0.2)		424.7
Cash at bank and in hand	42.0						42.0
Total current assets	673.0	-	-	(25.9)	(0.2)	-	646.9
Creditors: amounts falling due within one year							
Loans and other borrowings	(85.6)						(85.6)
Corporation tax	(25.0)			0.2			(24.8)
Other creditors	(244.5)		29.5				(215.0)
Total creditors: amounts falling due within one year	(355.1)	-	29.5	0.2	-	-	(325.4)
Net current assets	317.9	-	29.5	(25.7)	(0.2)	-	321.5
Total assets less current liabilities	2,048.9	6.9	29.5	5.1	21.2	49.6	2,161.2
Creditors: amounts falling due after more than one year							
Loans and other borrowings	(1,125.5)						(1,125.5)
Deferred tax creditor	-	(3.2)		(37.8)	(0.1)	(5.8)	(46.9)
Retirement benefit obligations	-				(71.3)		(71.3)
Net assets	923.4	3.7	29.5	(32.7)	(50.2)	43.8	917.5
Capital and reserves							
Called up share capital	7.0						7.0
Share premium account	1,185.9						1,185.9
Foreign currency reserve	(94.4)			(0.5)			(94.9)
Profit and loss account deficit	(175.1)	3.7	29.5	(32.2)	(50.2)	43.8	(180.5)
Equity shareholders' funds	923.4	3.7	29.5	(32.7)	(50.2)	43.8	917.5

CONSOLIDATED BALANCE SHEET

At 31 December 2004	Previously reported under UK GAAP £m (Unaudited)	IFRS 2 Share based payments £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IFRS 3 & IAS 38 Business combinations and intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Non current assets						
Intangible assets	1,623.7		(32.5)		79.9	1,671.1
Tangible assets	42.3				(7.1)	35.2
Investment	2.2					2.2
Deferred tax assets	-	8.4	58.7	22.1		89.2
Total non current assets	1,668.2	8.4	26.2	22.1	72.8	1,797.7
Current assets						
Inventories	7.8					7.8
Directories in development	179.2					179.2
Debtors	418.8		(20.9)	(0.2)		397.7
Cash at bank and in hand	68.9					68.9
Total current assets	674.7	-	(20.9)	(0.2)	-	653.6
Creditors: amounts falling due within one year						
Loans and other borrowings	(86.4)					(86.4)
Corporation tax	(21.1)		(1.3)			(22.4)
Other creditors	(223.4)					(223.4)
Total creditors: amounts falling due within one year	(330.9)	-	(1.3)	-	-	(332.2)
Net current assets	343.8	-	(22.2)	(0.2)	-	321.4
Total assets less current liabilities	2,012.0	8.4	4.0	21.9	72.8	2,119.1
Creditors: amounts falling due after more than one year						
Loans and other borrowings	(1,104.0)					(1,104.0)
Deferred tax creditor	-	(3.2)	(37.8)	(0.1)	(8.8)	(49.9)
Retirement benefit obligations				(73.6)		(73.6)
Net assets	908.0	5.2	(33.8)	(51.8)	64.0	891.6
Capital and reserves						
Called up share capital	7.0					7.0
Share premium account	1,188.6					1,188.6
Foreign currency reserve	(123.9)		1.4		(1.4)	(123.9)
Profit and loss account deficit	(163.7)	5.2	(35.2)	(51.8)	65.4	(180.1)
Equity shareholders' funds	908.0	5.2	(33.8)	(51.8)	64.0	891.6

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Under IFRS

	Year ended 31 March 2005
	£m (Unaudited)
Turnover	1,285.3
Cost of Sales	(592.3)
Gross profit	693.0
Distibution costs	(38.3)
Administrative costs	
Ordinary	(290.5)
Costs of exceptional lawsuits	(36.5)
	(327.0)
Operating Profit	327.7
Net interest payable	(93.3)
Profit on ordinary activites before taxation	234.4
Taxation	
Ordinary	(85.6)
Costs of exceptional lawsuits	13.7
	(71.9)
Profit for the financial period	162.5

CONSOLIDATED CASH FLOW STATEMENT

Under IFRS	Year ended 31 March 2005 £m (Unaudited)
Net cash inflow from operating activities	
Cash generated from operations	357.6
Interest paid	(73.5)
Interest received	1.3
Income tax paid	(31.5)
Net cash generated from operating activities	253.9
Cash flows from investing activities	
Acquisition of subsidiary undertakings, net of cash acquired	(31.8)
Purchases of tangible fixed assets	(24.0)
Net cash used in investing activities	(55.8)
Cash flows from financing activities	
Proceeds from issuance of ordinary shares	3.4
Purchase of own shares	(6.6)
Repayments of borrowings	(85.0)
Dividends paid to Company's shareholders	(71.1)
Net cash used in financing activities	(159.3)
Net increase in cash and bank overdrafts	38.8
Cash and bank overdrafts at beginning of the year	18.7
Exchange losses on cash and bank overdrafts	(2.0)
Cash and bank overdrafts at end of the period	55.5
Cash generated from operations	
Profit for the period	162.5
Adjustments for:	
Tax	71.9
Depreciation of tangible fixed assets	15.4
Depreciation of software costs	7.6
Goodwill adjustment arising from previously unrecognised tax benefits	5.8
Interest income	(1.3)
Interest expense	94.6
Employee bonus costs settled in shares	2.5
Changes in working capital:	
Inventories and directories in development	(23.0)
Trade and other receivables	(38.4)
Trade and other payables	54.0
Other	6.0
Cash generated from operations	357.6

CONSOLIDATED BALANCE SHEET

	Under IFRS At 31 March 2005 £m (Unaudited)
Fixed assets	
Intangible assets	1,706.0
Tangible assets	40.1
Investment	2.0
Deferred tax assets	92.6
Total fixed assets	1,840.7
Current assets	
Inventories	7.5
Directories in development	165.1
Debtors	451.3
Cash at bank and in hand	55.5
Total current assets	679.4
Creditors: amounts falling due within one year	
Loans and other borrowings	(91.3)
Corporation tax	(28.2)
Other creditors	(258.8)
Total creditors: amounts falling due within one year	(378.3)
Net current assets	301.1
Total assets less current liabilities	2,141.8
Creditors: amounts falling due after more than one year	
Loans and other borrowings	(1,070.3)
Deferred tax creditor	(46.8)
Retirement benefit obligations	(99.7)
Net assets	925.0
Capital and reserves	
Called up share capital	7.0
Share premium account	1,190.7
Foreign currency reserve	(116.2)
Profit and loss account deficit	(156.5)
Equity shareholders' funds	925.0

STATEMENT OF RECOGNISED INCOME AND EXPENSE

Under IFRS

	Year ended 31 March 2005
	£m (Unaudited)
Profit for the year	162.5
Exchange differences on translation of foreign operations	(13.5)
Actuarial losses on defined benefit pension schemes	(32.4)
Change in stock option tax benefit arising from change in share price	3.4
Tax benefit from actuarial losses on defined benefit pension scheme	9.7
Net losses not recognised in income statement	(32.8)
Total recognised income for the year	129.7

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 March 2005	Previously reported under UK GAAP £m (Audited)	IFRS 2 Share based payments £m (Unaudited)	IAS 10 Events after balance sheet £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IFRS 3 & IAS 38 Business combinations and intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Turnover	1,285.3						1,285.3
Cost of Sales	(592.3)						(592.3)
Gross profit	693.0	-	-	-	-	-	693.0
Distribution costs	(38.3)						(38.3)
Administrative costs							
Ordinary	(373.5)	(3.1)		(5.8)	(6.7)	98.6	(290.5)
Costs of exceptional lawsuits	(36.5)						(36.5)
	(410.0)	(3.1)	-	(5.8)	(6.7)	98.6	(327.0)
Operating Profit	244.7	(3.1)	-	(5.8)	(6.7)	98.6	327.7
Net interest payable	(91.0)				(2.3)		(93.3)
Profit on ordinary activites before taxation	153.7	(3.1)	-	(5.8)	(9.0)	98.6	234.4
Taxation							
Ordinary	(73.2)	(3.2)		(0.2)	2.7	(11.7)	(85.6)
Costs of exceptional lawsuits	13.7						13.7
	(59.5)	(3.2)	-	(0.2)	2.7	(11.7)	(71.9)
Profit for the financial period	94.2	(6.3)	-	(6.0)	(6.3)	86.9	162.5
Dividend	(88.3)		17.1				(71.2)
Retained profit for the financial period	5.9	(6.3)	17.1	(6.0)	(6.3)	86.9	91.3

CONSOLIDATED BALANCE SHEET

At 31 March 2005	Previously reported under UK GAAP £m (Audited)	IFRS 2 Share based payments £m (Unaudited)	IAS 10 Events after balance sheet date £m (Unaudited)	IAS 12 Income taxes £m (Unaudited)	IAS 19 Employee benefits £m (Unaudited)	IFRS 3 & IAS 38 Business combinations and intangible assets £m (Unaudited)	Restated under IFRS £m (Unaudited)
Non current assets							
Intangible assets	1,635.0			(34.4)		105.4	1,706.0
Tangible assets	47.8					(7.7)	40.1
Investment	2.0						2.0
Deferred tax assets	-	10.8		49.4	32.4		92.6
Total non current assets	1,684.8	10.8	-	15.0	32.4	97.7	1,840.7
Current assets							
Inventories	7.5						7.5
Directories in development	165.1						165.1
Debtors	478.7			(18.7)	(8.7)		451.3
Cash at bank and in hand	55.5						55.5
Total current assets	706.8	-	-	(18.7)	(8.7)	-	679.4
Creditors: amounts falling due within one year							
Loans and other borrowings	(91.3)						(91.3)
Corporation tax	(28.0)			(0.2)			(28.2)
Other creditors	(317.7)		58.9				(258.8)
Total creditors: amounts falling due within one year	(437.0)	-	58.9	(0.2)	-	-	(378.3)
Net current assets	269.8	-	58.9	(18.9)	(8.7)	-	301.1
Total assets less current liabilities	1,954.6	10.8	58.9	(3.9)	23.7	97.7	2,141.8
Creditors: amounts falling due after more than one year							
Loans and other borrowings	(1,070.3)						(1,070.3)
Deferred tax creditor	-	(4.3)		(30.7)	(0.1)	(11.7)	(46.8)
Retirement benefit obligations	-				(99.7)		(99.7)
Net assets	884.3	6.5	58.9	(34.6)	(76.1)	86.0	925.0
Capital and reserves							
Called up share capital	7.0						7.0
Share premium account	1,190.7						1,190.7
Foreign currency reserve	(116.1)	-		0.9		(1.0)	(116.2)
Profit and loss account deficit	(197.3)	6.5	58.9	(35.5)	(76.1)	87.0	(156.5)
Equity shareholders' funds	884.3	6.5	58.9	(34.6)	(76.1)	86.0	925.0

EBITDA	Earnings before interest, tax, depreciation and amortisation
EU	European Union
FRS	Financial Reporting Standards issued by the Accounting Standards Board in the United Kingdom
FRS 1	Financial Reporting Standard No. 1 (Revised), "Cash Flow Statements".
FRS 17	Financial Reporting Standard No. 17 "Retirement Benefits"
IAS	International Accounting Standards
IAS 12	International Accounting Standard No. 12, "Income Tax"
IAS 19	International Accounting Standard No. 19, "Employee Benefits"
IAS 32	International Accounting Standard No. 32, "Financial Instruments: Disclosure and Presentation"
IAS 38	International Accounting Standard No. 38, "Intangible Assets"
IAS 39	International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretation Committee
IFRIC 3	Interpretation 3 "Emission Rights" from the International Financial Reporting Interpretation Committee
IFRS	International Financial Reporting Standards - References to IFRS, unless specified otherwise, refer to the application of International Accounting Standards, International Financial Reporting Standards and interpretations published by the International Financial Reporting Interpretation Committee.
IFRS 1	International Financial Reporting Standard No. 1, "First-time Adoption of International Financial Reporting Standards"
IFRS 2	International Financial Reporting Standard No. 2, "Share-based Payments"
IFRS 3	International Financial Reporting Standard No. 3, "Business Combinations"
IFRS 6	International Financial Reporting Standard No. 6, "Exploration for and Evaluation of Mineral Resources"
IPO	Our initial public offering in July 2003
OFR	Operating and Financial Review and Prospects section of our Annual Report
SSAP 24	Statement of Standard Accounting Practice No. 24 "Accounting for Pension Costs"
UK GAAP	Generally Accepted Accounting Principles in the United Kingdom before the implementation of IFRS

Being the best business information bridge between buyers and sellers means...

Annual Report 2004/05

YELL™

...achieving excellent results



Meet Greg

Greg Johnson
Senior Account Manager, Yellow Book

"In my 20 years experience of selling Yellow Book advertising I haven't found two customers that are the same, but they all want the same thing – great results from their advertising. What motivates me is the satisfaction and reward I get from bringing success to my customers."

...providing the right service

Yell will be the best business information bridge between buyers and sellers in its markets, regardless of channel, time or location

We are committed to:

- Being there for our users 24 hours a day, 7 days a week
- Offering a wide choice of channels
- Providing users with more advertisers from whom to choose
- Providing advertisers with high quality business leads
- Continually developing our products and services

Our advertisers rely on us to provide advertising solutions that deliver quality business leads and our users trust and value the information we provide. Meeting their needs is what we do well, whether in Birmingham, Alabama or Birmingham, West Midlands.

Our integrated, cost-effective and easy to use products are available in printed, online and phone-based media.

Yellow Book is the oldest and largest independent classified telephone directory publisher in the US and has been putting buyers in touch with sellers since 1930. Today, Yellow Book's 565 editions cover 43 states and Washington DC. We distributed 82 million directories in FY05.

Yellow Pages is our UK printed classified directory. From a single directory in 1966, Yellow Pages has grown to 102 editions, covering the whole of the UK. In FY05 we distributed 28 million copies to homes and businesses.

Yell.com is our UK online advertising medium. It features almost 2 million UK businesses, with searchable information from more than 140,000 advertisers.


Yellow Book


YELLOW PAGES
Yellow Pages


Yell.com
Yellowbook.com


Yellow Pages
118 24 7


Business Pages

Yellowbook.com is the website of Yellow Book, featuring more than 570,000 advertisements, 31 million business listings and more than 107 million residential listings.

Yellow Pages 118 24 7 is our operator-assisted phone-based directory information service. Launched in 2003 to replace Talking Pages, the service is firmly established as a niche player. In FY05 we received 7.2 million calls and featured more than 70,000 listed advertisers.

Business Pages is our printed business-to-business directory covering England, Scotland and Wales. In FY05 we published nine editions and distributed 2.2 million copies.

In the US and the UK we operate in the classified advertising market where we compete with a range of media such as other printed directories, local and national newspapers, online directories and providers of business and residential information over the phone. In 2004 this market was worth $34.0 billion in the US and £4.4 billion in the UK. Despite increased competition, in the UK we have maintained our classified advertising market share at around 15% for more than five years. The majority of our advertisers are small businesses employing fewer than ten people.

In the US, Yellow Book is an independent publisher of classified telephone directories, that is, a publisher without ties to a parent telephone operating company. We are the largest independent publisher and have a 47% share of the independent sector which was worth $2.5 billion in 2004. We compete predominantly with telephone directories published by the Regional Bell Operating Companies and by other large former telecom companies, collectively known as 'incumbents', as well as with other independent publishers.

The total US classified telephone directories sector of the classified advertising market was worth $15 billion in 2004.

By realising our goals and maintaining the highest standards of corporate responsibility, we will deliver real value to our users and advertisers, our people, our shareholders and the communities in which we operate


US
$15.0bn
Total classified telephone directory reveues
$2.5bn
Total independent classified telephone directory reveues
53%
Other independent publishers
47%
Yellow Book
81%
Incumbent publishers
2.5%
Online publishers
16.5%
Independent publishers
UK
£4.4bn
Total classified advertising revenues
85%
Other classified advertising
15%
Yell UK

Performance Highlights

Full year results to 31 March 2005

Group turnover

Up 8.3% to £1,285.3m


£1,187m
£1,285m
FY04
FY05

Adjusted diluted earnings per share

Up 20.2% to 30.4p


25.3p
30.4p
FY04
FY05

Group adjusted EBITDA

Up 11.9% to £402.8m


£360m
£403m
FY04
FY05

Final dividend (proposed)

Up 40% to 8.4 pps


6.0 pps
8.4 pps
FY04
FY05

Operating cash flow

Up 14.4% to £347.2m


£304m
£347m
FY04
FY05

Contents

...having the best team



Meet Clare and Marion

Clare Mooney
Customer Service Manager, Yell UK

"Job sharing with Marion is the best thing I have done at Yell. I get the best from my work and my home life and I give both the right amount of attention. And the team like the arrangement too. Now other people are copying our approach."

Marion Burke
Customer Service Manager, Yell UK

"Being able to manage a team on a part-time basis works really well for all of us. I can use my 17 years experience, the team have two highly motivated managers and I spend the right time with my family. Everyone wins."

Chairman's Statement

I am pleased to introduce the Yell Group plc annual report for the financial year ended 31 March 2005. This year, against a backdrop of tougher economic conditions and increasing competition, we continued to grow our business and have enjoyed success in all our operations.

We performed strongly across our portfolio of products and achieved expectations. We grew revenues by 8.3% to £1,285.3 million and grew adjusted EBITDA by 11.9% to £402.8 million. Operating cash flow was up 14.4% to £347.2 million and adjusted diluted earnings per share increased 20.2% to 30.4 pence.

Driving our financial performance is the continued growth in our customer base across all our products and we now have more than 950,000 advertisers across our US and UK markets.

We continued to expand geographically in the US and we now publish Yellow Book directories in 43 states and Washington DC. In the UK, we published a Yellow Pages directory in Kingston-upon-Hull for the first time and our Yellow Pages directory now covers all of the UK. Yell.com grew significantly during the year with a 37% increase in advertisers driving revenues up by 40%. Across the US and the UK we continued with our advertising campaigns to further raise awareness of our brands.

We take our Corporate Governance responsibilities very seriously. This year, the Board has adopted an integrated Governance and Responsibility programme, with ownership and responsibility for delivery shared by everyone in Yell. For the first time, we will publish a separate Corporate Responsibility report defining our approach and reporting on key achievements.

Our excellent product performance is delivered by our highly skilled people under the guidance of a strong management team. We now employ more than 8,600 people across the US and UK, of whom some 5,300 are directly involved in selling our products. We are committed to developing our people and furnishing them with leadership of the highest quality, and in the UK, the success of our approach was confirmed in March 2005 with recognition under the Investors in People Leadership and Management Model. We continue to benefit from the transfer of skills and best practice between Yell UK and Yellow Book.

Our results in the UK have been achieved against a background of increasing competition and the regulatory undertakings on our Yellow Pages directories. With regard to this latter point, the Office of Fair Trading, having concluded a market study in April, have referred the supply of 'classified directory advertising services' to the Competition Commission for investigation. This investigation will take some time to complete. Meanwhile we will continue to focus on developing our business.

I would like to take this opportunity, on behalf of the shareholders and the Board, to thank John Condron and all the people in Yell for another excellent performance this year. The combined commitment of the Board, and the strength of both our management team and our people means that we are well placed to continue to grow our company.

In October we announced a 40% increase in our interim dividend and I am pleased to announce that the Board is recommending a final dividend of 8.4 pence per share, a 40% increase over last year, bringing the total dividend for the year to 12.6 pence per share.

Our Annual General Meeting will be held at 11am on 12 July 2005. At the end of this report you will find the Notice of AGM which gives full details of the meeting and the resolutions on which I ask you to vote. I look forward to meeting as many of you as possible at the AGM.



Bob Scott
Chairman



...keeping our promises




Joplin

Meet Bill

Bill Klock
Director Product Branding and Training, Yellow Book

"I've been with Yellow Book for more than 17 years and I'm convinced that our consistent focus on our people and customers is one of the keys to our success. Both have the same goals, to develop and grow, and Yellow Book makes this happen."

Chief Executive Officer's Review

I am delighted to report to you following another successful year for the Yell Group. Ours is a simple business – we connect buyers and sellers through easy-to-use products, across the US and UK. This year we have continued to expand both our advertiser base and the geographical areas we cover, and have continued to develop our products. We are the largest independent classified telephone directory publisher in the US and the largest player in the UK classified advertising market.

We pride ourselves on delivering our commitments and meeting expectations and this year was no exception. We have grown Group revenue and EBITDA, launched product innovations and grown our advertiser base in the US and the UK.

Across the Group, we continued with our strong, successful strategy of 'winning' new advertisers, 'keeping' existing ones and 'growing' the amount of advertising they take with us.

Yell UK

In the UK, our printed directories performed in line with expectations, delivering 3.1% growth in revenue to £612.1 million. We acquired 117,000 new customers during the year, bringing our total number of printed product advertisers to 478,000. The retention rate declined slightly over the year reflecting increasing competition and the large numbers of new customers we have attracted over the past four years.

The price cap of RPI-6% on our Yellow Pages directories meant we reduced prices by an average of 3.3% over the year. At the same time, we grew the average revenue per advertiser by 3.5% to £1,280.

In February 2005, following a rescope of the original York directory, we published a directory in Kingston-upon-Hull for the first time. Yellow Pages now covers the whole of the UK. We also rescoped a further 12 directories, including five of the London directories, to make 23 new editions.

Research shows that 68% of Yellow Pages users go on to contact a business they find in the book and that 45% ultimately make a purchase. Overall more than eight out of ten advertisers are happy with the response from their Yellow Pages advertising.

Yell.com enjoyed strong performance, growing revenues by 40.3% to £36.2 million and EBITDA by 81.1% to £9.6 million. Underpinning these results was a 37% increase in searchable advertisers to more than 140,000. In March 2005 the site received more than 68 million page impressions.

In July 2004 we launched 'Super Search' which allows users to search using key words such as brand names or service terms. This facility greatly enhances the usefulness of search – an online survey showed that eight times more users preferred Super Search to basic search. Our aim is to move to a single search facility incorporating the benefits of both types of search.

In October we launched Yell.com mobile, the first mobile business information service of its kind in the UK. Yell.com mobile enables users to enter search requests and connect directly to the Yell.com business database whilst on the move. Users can also access maps and directions to the selected business.

Following its launch in March 2003, Yellow Pages 118 24 7 has firmly established itself as a niche telephone directory service. Our advertiser base grew to more than 70,000 advertisers and we received 7.2 million calls. The quality of our service was recognised in October 2004 when we were named as 'Best UK Service from a landline' in the Performance House 118 Tracker awards.

Early in 2005, we launched a new integrated marketing campaign aimed at the simultaneous promotion of the full Yell portfolio of book, phone and internet directories, underlining their complementary uses. The campaign strapline is 'Whatever you want just Yell' and appears on TV, radio and other media.

Yellow Book USA

In the US, industry-wide classified telephone directory revenues grew by 1.3% to $15.0 billion. Within the industry, it is the independent sector that is achieving most of the growth and Yellow Book, as the largest company in this sector, is a key driver.

Growth in group revenue and EBITDA was driven primarily by a strong performance by Yellow Book, which grew revenues 12.5% to £620.9 million and adjusted EBITDA 27.6% to £162.1 million. In dollar terms Yellow Book grew revenue by 22.3% and adjusted EBITDA by 38.9%.

The growth of Yellow Book has been achieved through a combination of new launches, growth of existing editions and acquisitions of other directories. We now have more than 455,000 Yellow Book advertisers across 565 directories.

Our priority this year was the growth of existing books, which was the major contributor to revenue growth at more than 11%. At the same time we increased the retention rate of our existing customers.

We also grew through the launch of new directories. This year, we published 19 new titles with a total circulation of 2.9 million books. These new directories contributed 3.1% revenue growth. In addition, we began selling directories in Atlanta and Las Vegas. The Las Vegas directory, which will publish in June 2005, will be the first directory published by an independent in this market and sales performance is ahead of expectations.

In the latter half of the year we acquired directories from two independent publishers which, coupled with Feist acquired in March 2004, contributed 8.4% revenue growth. As a result, we now publish directories in 43 states and Washington DC.

We continued to develop Yellowbook.com. We redesigned and relaunched the site, providing a more flexible search facility. Users can search by classification, business name or within the content of adverts. They can also search for individual names. We also entered into agreements with a number of third parties under which Yellowbook.com will provide local search content, further increasing the number of users we reach. Yellowbook.com now has more than 570,000 advertisements, 18 million business listings and 107 million residential listings. Following the success of the new search engine in the UK, Yellowbook.com is adopting the use of Yell.com search technology.

Increasing awareness of the Yellow Book brand is at the heart of our advertising and our focus this year has been on campaigns which elevate national awareness in line with our expanded geographical footprint. In 2004, awareness of Yellow Book increased and Brandweek magazine ranked it at position 876 in 'America's Top 2000 Brands', up from position 1,768 the previous year. Early in 2005 we began advertising Yellowbook.com alongside the printed directory, to raise awareness of our online directory and reinforce that we have two appropriate directory products for different user situations.

Our Operations

During the year we introduced 'Mobile Order Capture' to our UK sales force. So far, 40% of UK salespeople are able to capture customer order details at point of sale, eliminating paperwork and ensuring greater accuracy in, and more timely receipt of, our customer data. Mobile Order Capture will be rolled out to all UK salespeople over the next year and, ultimately, to the US.

Our UK online self-service system, 'Yell Direct', saw excellent growth in usage and registrations, with more than 40,000 customers signing up for the service. The site received more than 50,000 visits per month and more than 30,000 new businesses were brought into Yell through the Yell Direct free listing registration facility.



LEADERSHIP AND MANAGEMENT

We achieved recognition under the Investors in People Leadership and Management Model



Our US advertising campaign elevates national awareness

667 Editions
100m Copies

of Yellow Pages and Yellow Book directories



Our UK integrated advertising campaign



Yell UK were European Quality Award winners for the second time

We have continued to integrate the operations of the directory companies we have acquired in the US. We have consolidated our operations from ten directory systems to one and from eleven production centres to two.

To further improve customer service and sales efficiency in the US, we introduced our Interactive Customer Experience (ICE) during FY05. ICE is an intranet application that provides the sales organisation with secure access to vital customer information, including advertisements and directory pages.

Regulation

In August 2004 the Office of Fair Trading (OFT) announced a review of Yell UK's undertakings in respect of our Yellow Pages directories. In November the OFT announced this review would take the form of a market study under the terms of the Enterprise Act. At the conclusion of their study in April 2005, the OFT referred what it defined as 'classified directory advertising services' to the Competition Commission for investigation.

In the ten years since the Monopolies and Mergers Commission completed its first review, the classified advertising market has become increasingly dynamic and aggressively competitive. Recently there have been a number of new entrants into the market. These include printed directories from BT and Trinity Mirror, more than 80 phone-based services and numerous online services. We believe that this has served advertisers and users well, and that the market is still evolving.

We are committed to playing an active role in the investigation. Our internal team is supported by appropriate external advisers to ensure that our arguments are properly supported and heard.

Excellence

We are firmly committed to Excellence as a business approach and the assessment of our performance against international models and standards. In November 2004, Yell UK became the first company ever to win the European Quality Award for large businesses for the second time.

In the US, Selling Power magazine voted us the 5th Best Service Company to Sell For, and in the UK we ranked 22nd in The Sunday Times 100 Best Companies to Work For, one of only two FTSE 100 companies in the list.

Strategy

Our strategy continues to be to develop our existing products and to seek new opportunities to connect buyers and sellers.

In the US we will look for opportunities to expand our national coverage and to in-fill with our current coverage areas through acquisitions. We will launch new directories in areas where we can make best use of our existing infrastructure and build on our brand and reputation. In this regard, on 17 May we announced that we have entered into a definitive agreement, subject to shareholder approval, for the purchase of Transwestern, a leading independent US publisher. This acquisition extends our national coverage of the US and allows us to provide greater value to more national and local advertisers.

In the UK we will continue to build on the success of our printed directories and to develop and expand our new media products. In addition, we will seek further opportunities in the classified advertising market where we can provide users and advertisers with innovative new services.

Financially and operationally this has been a highly successful year for the Yell Group. We have met expectations, delivered a strong financial performance and put in place operational enhancements to drive future performance. We believe that we are well placed for further success in the coming years.



John Condron
Chief Executive Officer



...continuing to grow



Meet Mitch

Mitch Connolly
Customer Excellence Director, Yell UK

"When I joined Yell as a Field Sales Representative in 1983 we had a single product. What amazes me most is the continuous development and growth of the company since then and the significant changes in our products and services."

Chief Financial Officer's Review

Yell Group has delivered another strong set of results creating a financial position that is healthier than ever before.

Our balanced growth strategy continues to deliver consistent improvement in our three key performance measures: turnover, EBITDA and cash flow, and to support our investment for the future.

For full details of the Group's results please refer to the financial section of this report starting on page 44, which includes the audited financial statements.

In this section we present an overview of the results and some of the highlights.

Group turnover grew by 8.3% to £1,285 million, adjusted EBITDA was up 11.9% to £403 million, and operating cash flow increased 14.4% to £347 million.

Turnover (£m)	2004	2005	Growth
UK	635	664	4.6%
US	552	621	12.5%
Group	1,187	1,285	8.3%

Adjusted EBITDA (£m)	2004	2005	Growth
UK	233	241	3.3%
US	127	162	27.6%
Group	360	403	11.9%

Operating cash flow (£m)	2004	2005	Growth
Group	304	347	14.4%

Yell UK

The UK business continues to grow, with increased turnover from Yellow Pages and a significant boost from the success of Yell.com.

UK Operations (£m)	2004	2005	Growth
Turnover – printed directories	594	612	3.1%
– Yell.com	26	36	40.3%
– other	15	16	5.9%
– Total	635	664	4.6%
Adjusted EBITDA	233	241	3.3%
Margin	36.7%	36.2%	

Our Yellow Pages directories continue to be subject to a price cap which had the effect of reducing Yellow Pages prices by 3.3% in the year. Nevertheless, turnover from printed directories was up 3.1% as customers traded up to larger advertisements or purchased space in additional books. The number of printed directories customers fell slightly, by 0.4% to 478,000, but average spend increased by 3.5% to £1,280.

Yell.com produced another outstanding performance, with turnover increasing 40.3% to £36 million. Whilst Yell.com is still small compared to printed directories, its aggressive growth has generated one-third of our UK turnover growth. 25% of our printed directories customers now also advertise on Yell.com at an average spend of about £300.

The UK profit margin fell by 0.5% to 36.2% – a 1.5% decline in printed directories margins being largely offset by gains from Yell.com.

The drop in printed directory margins is a natural consequence of falling Yellow Pages prices. To minimise this decline we have controlled costs carefully and achieved operational efficiencies without sacrificing investment in quality and innovation.


Group turnover (£m)
774
865
1114
1187
1285
FY01
FY02
FY03
FY04
FY05


Group adjusted EBITDA (£m)
234
245
323
360
403
FY01
FY02
FY03
FY04
FY05

Yellow Book USA

Yellow Book has once again delivered excellent growth and now represents just under half of Group turnover.

US operations	2004	2005	Growth
Turnover ($m)	940	1,149	22.3%
Adjusted EBITDA ($m)	216	300	38.9%
Margin	23%	26%	
Exchange rate $:£	1.69	1.85	(8.2%)
Turnover (£m)	552	621	12.5%
Adjusted EBITDA (£m)	127	162	27.6%

Total US dollar turnover growth of 22.3% arose from three main sources.

Firstly, same-market growth (growth of existing directories) contributed 11.1%, up from 9.0% last year. This year's same-market figure was boosted by the relaunch of a number of books which we acquired when we bought McLeod in 2002.

Secondly, the launch of 19 new directories, usually in areas adjacent to our existing books, added a further 3.1% of growth.

Thirdly, acquisitions contributed 8.4%. The largest of these was Feist, which we acquired in March 2004. Acquisitions allow us to expand our geographic reach in the US attracting increased turnover from large national advertisers and generating economies of scale in our cost base.

US customer numbers increased by 18% to 455,000 and average spend per customer was up 3.7% to $2,525.

The US profit margin increased from 23% to 26% in the year. This was mainly due to operational leverage – the ability to increase the turnover of existing directories whilst keeping overheads at similar levels.

Whilst increasing our profits in the US, we also invested significant sums in advertising and future new launches to ensure growth continues.

When translated into sterling, US growth rates were diluted significantly by the 8.2% weakening of the dollar during the year. The average exchange rate in the year was $1.85 to £1 versus $1.69 last year.

Other than denominating some of our borrowings in dollars, we do not actively hedge our foreign exchange exposure. This recognises the fact that we are a multinational business and allows our shareholders to participate in a US dollar investment. Approximately 40% of our adjusted EBITDA is subject to fluctuations in the dollar-sterling exchange rate.


UK printed directories turnover (£m)
518
541
574
594
612
FY01
FY02
FY03
FY04
FY05


Yell.com turnover (£m)
8
15
20
26
36
FY01
FY02
FY03
FY04
FY05

Cash Flow

One of Yell's most attractive financial characteristics is its ability to generate cash.

Adjusted operating cash flow (£m)	2004	2005	Growth
Adjusted EBITDA	360	403	11.9%
Working capital increase	(31)	(32)	
Capital expenditure	(25)	(24)	
Adjusted operating cash flow	304	347	14.4%
Cash conversion	84%	86%	

We continue to convert a high proportion of EBITDA to operating cash flow, 86% versus 84% in the previous year. The working capital investment was driven by our strong US turnover growth.

After payments for exceptional items, interest and tax, we created £230 million of free cash flow in the year.

Free cash flow (£m)	2004	2005	Growth
Adjusted operating cash flow	304	347	14.4%
Exceptional items	(89)	(13)	
Interest and tax	(115)	(104)	
Free cash flow	100	230	
Average number of shares (m)	695	701	
Free cash flow per share	14.3p	32.8p	29.4%
Dividend per share	9.0p	12.6p	40.0%

We plan to return between one-third and one-half of free cash flow to shareholders as dividends, whilst retaining the remainder to invest in growth.

Interest and Tax

During the year Yell benefited from lower interest charges as we paid down debt.

Interest (£m)	2004	2005	Growth
Average net debt	(1,494)	(1,165)	(22.0%)
Average interest rate	9.1%	7.8%	
Net interest expense	(136)	(91)	(33.1%)

The average UK and US base rates for the year were 4.7% and 1.9% respectively.

Yell's interest rate is somewhat higher than these due to the fixed rate high yield bonds issued in 2001 which carry an average interest rate of 11.3%. This reflects both higher base rates and our relatively high borrowings at the time of issue.

The bonds can be repaid in August 2006 for a one-off premium of £19 million.

The effective tax rate on adjusted profit before tax for the year was 25%.

Tax (£m)	2004	2005	Growth
Adjusted profit before tax	201	289	43.6%
Effective tax rate	22%	25%	
Ordinary tax charge	(44)	(73)	65.6%

Corporate tax rates are approximately 30% in the UK and 38% in the US. Our effective tax rate has been relatively low due to deductions claimed for tax-allowable amortisation and previous tax losses.


UK adjusted EBITDA (£m)
206
210
226
233
241
FY01
FY02
FY03
FY04
FY05


Yellow Book turnover ($m)
331
409
775
940
1,149
FY01
FY02
FY03
FY04
FY05

Adjusted Earnings

Overall, adjusted diluted earnings per share grew by 20% to 30.4p.

Earnings per share (£m)	2004	2005	Growth
Adjusted EBITDA	360	403	11.9%
Depreciation	(23)	(23)	
Interest	(106)	(91)	
Adjusted profit before tax	231	289	24.9%
Tax	(53)	(73)	
Profit after tax	178	216	21.1%
Diluted number of shares (m)	704	708	
Adjusted diluted earnings per share	25.3p	30.4p	20.2%

This headline earnings figure is adjusted for a number of items to more clearly show underlying trends in performance. Note 9 to the financial statements sets out these adjustments in detail.

Adjusted items include exceptional expenses of £111 million (net of tax) in 2004 in relation to our IPO, and £23 million (net of tax) in 2005 in relation to lawsuits filed against us in the US. The lawsuits, filed by a competitor and a number of our US customers, alleged that certain Yellow Book advertising was misleading. The advertising campaigns in question were discontinued by the end of June 2004 and the exceptional expenses represent the expected total cost of settling these claims. For further details please see note 23.

Balance Sheet

The table below summarises the main assets and liabilities of the Group.

Balance sheet (£m)	2004	2005
Intangible fixed assets	1,725	1,635
Tangible fixed assets and investments	48	50
Net working capital	363	398
Tax, dividend and exceptional liabilities	(23)	(93)
Net debt	(1,223)	(1,106)
Net assets	890	884

Intangible fixed assets are the largest item on Yell's balance sheet. This represents the goodwill that arose from business acquisitions, which we amortise over 20 years.

The book value of intangible assets shown above is a historical cost figure and does not include internally generated intangible assets. The fair value of intangible assets implied by Yell's stock market capitalisation on 31 March 2005 was approximately £4,000 million.

Tangible fixed assets are mainly computer equipment. (Printing presses and associated plant are owned by our printing suppliers.)

Working capital comprises amounts due from customers, work in progress and amounts due to creditors. The Group's working capital requirement, at 31% of turnover, is due largely to the credit terms we offer our customers. As our turnover increases, so does working capital.

Net debt is currently 2.7 times EBITDA, down from 3.4 times last year. Given our strong and steady cash flows, we believe that the Group can comfortably carry debt of 3 to 4 times EBITDA and, indeed, that it would be cost effective to do so.


US adjusted EBITDA ($m)
41
50
151
216
300
FY01
FY02
FY03
FY04
FY05


Group operating cash flow (£m)
168
186
307
304
347
FY01
FY02
FY03
FY04
FY05

The only significant liability that does not currently appear on the balance sheet is the deficit in our pension fund, which totalled £99 million at March 2005 as compared to £66 million at March 2004. The increase in the deficit was mainly due to a change in longevity estimates. In addition to our normal annual pension contributions, we are paying in an extra £17 million over two years to improve the level of funding. £8.2 million of this was paid during the year. Full details on pension costs are given in note 24 of the financial statements.

Other

There are two financial reporting issues that will affect Yell over the next two years: the transition to International Financial Reporting Standards (IFRS); and the Sarbanes-Oxley Act in the US.

Beginning in the next financial year (the year ending 31 March 2006) all European listed companies will be required to prepare their accounts using IFRS. IFRS differs in certain areas from current accounting standards and this will cause some changes to Yell's reported figures. The primary changes will be:

- Discontinuing goodwill amortisation unless the value of goodwill is impaired
- Accounting for pensions on a basis similar to what would have been required under FRS17 (see note 24 of the financial statements)
- Expensing the fair value of options granted to employees
- Increasing the tax charge to remove certain benefits recorded under UK GAAP

The change to IFRS will have no impact on the underlying operation of our business and will not affect cash flow.

We have published more detailed information on our corporate website, www.yellgroup.com, including a restatement of this year's results under IFRS, and recommend you review that document carefully.

Due to the listing of our bonds in the US we will be required to comply with section 404 of the Sarbanes-Oxley Act from the beginning of the financial year after next (the year ending 31 March 2007). The Act arose following several high profile corporate failures and includes the requirement for directors to certify the effectiveness of a company's internal controls over financial reporting. Whilst we believe that our controls already perform to a very high standard, we have undertaken a considerable amount of work during the year to implement the additional procedures and produce the documentation required.

Summary

These results clearly demonstrate the ability of Yell to deliver sustained earnings growth over a number of years. Strong cash generation has allowed a significant increase in the dividend and, going forward, we will continue to strike an appropriate balance between return of cash to shareholders and investment for the future.

We operate in a dynamic and competitive environment. We look forward to the opportunities and challenges awaiting us in the year ahead and believe that Yell is strongly positioned to continue its success.



John Davis
Chief Financial Officer



...putting customers first



Meet Pearl

Pearl Williams
Customer Service Representative
Yellow Book

"Every call is different and every customer has their own needs. I often go out of my way to help them, like sending 'out of area' copies of our Yellow Book directories or finding them a phone number. I think our customers' requirements come above all other things."

Our Advertisers and Users

At the heart of our business is the 'virtuous circle'.

The more businesses that advertise with us, the more value we provide to our users, who in turn use our products more. This increased usage generates more sales leads for our advertisers, which encourages them to increase their advertising programmes with us and attracts more advertisers.

This proposition has allowed us to grow the number of advertisers across our products, as well as increasing the amount they spend with us.


Our
virtuous
circle
ADVERTISERS GET MORE LEADS
MORE ADVERTISERS JOIN
YELL'S PRODUCTS INCREASE IN USEFULNESS TO THE USER
USAGE GROWS

UK printed advertisers (000s)


(£)
1,350
1,300
1,250
1,200
1,150
ARPA
418
438
451
480
478
FY01
FY02
FY03
FY04
FY05
Advertisers
Average revenue per advertiser (ARPA)

US printed advertisers (000s)


($)
2,700
2,500
2,300
2,100
1,900
ARPA
152
166
363
386
455
FY01
FY02
FY03
FY04
FY05
Advertisers
Average revenue per advertiser

Yell.com searchable advertisers (000s)


65
56
75
103
141
FY01
FY02
FY03
FY04
FY05

The figure for FY01 includes all advertisers

Yell.com page impressions (m)


16
33
39
67
68
Mar 01
Mar 02
Mar 03
Mar 04
Mar 05

...the right blend of experience

Left to right:
John Condron
John Davis
Steve Chambers
Victoria Sharrar
Joe Walsh



John Condron, Chief Executive Officer
John (55) is an executive director of Yell Group plc. He has led the Group since 1994, building it into a leading international directories company. John has continued the growth of the company through acquisitions, launches and rescopes and the further development of Yell.com, as well as championing Yell UK's success in winning the European Quality Award for a second time.

John Davis, Chief Financial Officer
John (43) is an executive director of Yell Group plc. He heads up our Financial, Investor Relations and Risk Management teams. In our first full year as a public company, John has focused on ensuring that we deliver shareholder expectations while continuing to invest for long term growth with an optimum capital structure. He has also led the business in its preparation for Sarbanes-Oxley, and the move to International Accounting Standards.

Steve Chambers, Chief Commercial Officer, Yell UK
Steve (51) leads our UK Sales and Customer Service operations, a combined total of over 2,400 people, and is responsible for delivering our 'win, keep and grow' customer acquisition and development strategy. During the year Steve has overseen significant customer service improvements and a corresponding increase in customer satisfaction.

Victoria Sharrar, Chief Sales Officer, Yellow Book
Victoria (47) leads 3,450 sales and sales management people across our US sales operations. Her focus on our 'win, keep and grow' strategy has resulted in significant new directory launches and market growth activities. She has also implemented a leadership development strategy and championed our sales efficiency improvement programmes in the US.

Joe Walsh Chief Executive Officer, Yellow Book
Joe (42) leads our Yellow Book business and throughout the year he has focused on the integration of Feist and the continued growth of Yellow Book through further acquisitions. Joe works closely with Yell UK on the sharing of best practice.

Left to right:
Eddie Cheng
Paul Fry
Ann Francke
Jim Haddad
John Satchwell



Eddie Cheng, eBusiness Director and President of Yell.com
Eddie (53) has strategic and operational responsibility for our New Media developments including Yell.com. Eddie has recently led the development and launch of Super Search and Yell.com mobile. He is now focused on further improvement of Yell's search capabilities in order to ensure Yell.com supports its rapidly growing advertiser base. He and his team are also working with Yellow Book to assist them in their creation of the next generation of Yellowbook.com.

Paul Fry, Strategy and Business Development Director
Paul (54) heads up Yell's strategic planning, market research and information activities. He led our winning applications for the European Quality Award in 1999 and 2004 and is responsible for the development and implementation of our Quality and Standards programmes as well as Corporate Responsibility.

Ann Francke, Chief Marketing Officer, Yell UK
Ann (46) leads our UK Marketing teams in customer and product development and marketing communications. Alongside the development of our 'win, keep and grow' strategy, and responsibility for maintaining our Superbrand status, Ann is driving innovation and the adoption of a portfolio approach to marketing.

Jim Haddad, Chief Financial Officer, Yellow Book
Jim (48) has responsibility for all financial, treasury and human resources operations in Yellow Book. He has focused on upgrading the financial systems and processes with significant improvements in reporting and forecasting. Jim has also led US compliance work for Sarbanes-Oxley.

John Satchwell, Operations Director
John (50) leads Yell UK's technology development and the teams responsible for order processing, printing and distribution. He has instigated process changes and improvements which have delivered our best ever quality results in these areas. John also supports Yellow Book in the development of their operations activities and is champion for our Health, Safety and Environmental activities.

...acting responsibly



Meet Tina

Tina Horne
Corporate Support Manager, Yell UK

"I enjoy my role in Yell because it's challenging and a new area of focus for the company. Corporate Responsibility is about the way you manage your business and it is very exciting to be part of this."

Governance and Responsibility

Introduction

In our report last year we explained how we had established a Corporate Governance Steering Group, under the chairmanship of the Company Secretary, with responsibility for reviewing Yell's performance against corporate governance best practice and for designing and implementing policies and procedures to ensure our continuing compliance.

Over the last 12 months this group (now renamed the Governance and Responsibility Steering Group), in consultation with representatives from across the business and the Board, has been considering:

- What in the broadest sense governance means for Yell
- How our overall governance vision can be clearly articulated and communicated to all our stakeholders.

There were three outcomes. Firstly, a simple vision statement setting out the essence of what good governance means to Yell. Secondly, producing our core values or principles which it would be necessary for all Yell people, whether a graduate trainee or a senior executive, to uphold, to ensure delivery of our vision. Thirdly, our Governance and Responsibility framework setting out the key elements of governance we believe will ensure that we have a fully integrated approach across our business.

This project has resulted in a Governance and Responsibility programme which has been fully endorsed by the Board. For Yell, corporate governance and corporate responsibility are inextricably linked. We firmly believe that good governance involves being a responsible company and that a sound approach to corporate responsibility necessitates good governance. Our programme brings the two together both for internal management purposes and for reporting to investors, who are increasingly considering these two areas as one.


Governance Vision
Guiding Principles
Excellence
Reliability
Responsibility
Integrity
Governance Elements

Vision

For Yell, Governance and Responsibility is about:

'Providing our shareholders and other stakeholders with confidence that Yell is a well managed and responsible company.'

This statement reflects our commitment both to our shareholders and to the wider community of stakeholders, which includes our users and advertisers, suppliers, communities and, of course, our people.

Guiding Principles

Supporting our Governance and Responsibility vision are our Guiding Principles – excellence, reliability, responsibility and integrity. They define how we work and underpin our approach to all aspects of our business.

Excellence In Yell we have a philosophy of continuous improvement and constantly seek to 'make the best better'. We have leading brands and aim to provide high quality products and services in the most efficient and effective way.

Reliability We pride ourselves in meeting targets and expectations, and in keeping our promises. We give confidence to our shareholders through relevant and timely communications. We provide advertisers with a wide choice of products and services of consistently high quality and our users with timely access to comprehensive, relevant information.

Responsibility Yell is a sustainable business, accountable to all its stakeholders. We operate in a clear and transparent fashion and take responsibility for all our actions.

Integrity We aim to operate with the highest ethical standards in all our activities. We have respect for each other and for all our stakeholders. Trust, honesty and integrity are key values across our business.

Every Yell person is expected to carry out his or her role within our company in accordance with our Guiding Principles.

Governance Elements

The elements that make up our Governance and Responsibility framework are:

- The 'Yell Way' – our culture, our values and how we work
- Baseline compliance – meeting all laws and regulations relevant to our business
- Risk management – maximising opportunities whilst minimising risk
- Responsibility – adding value through being responsible
- Brand integrity – managing and maintaining our reputation and intellectual capital
- Accountability and openness – ensuring transparency and clarity in our operations and communications

The framework is set out on the opposite page.

Governance and Responsibility Framework

Element	Sub-element	
The 'Yell Way'	Values Culture	Roles, responsibilities and accountabilities Business excellence
Baseline compliance	Laws and regulations	Listing rules
Risk management	Internal control Internal audit	Business continuity Sarbanes-Oxley Act
Responsibility	Environment Customers Suppliers/Partners	Investors Yell people Community
Brand integrity	Reputation and brand management	Fair selling
Accountability and openness	Stakeholder dialogue Combined Code	Reporting Internal communications

We report on Governance and Responsibility in a number of ways. These include our Annual Report, our annual Corporate Responsibility Report, and online at www.yellgroup.com. We will provide commentary on the activities and programmes which support the elements of our Governance and Responsibility framework, including reporting performance against targets where appropriate.

On the following pages we report on Responsibility, Risk Management and Accountability and Openness.

Responsibility

Responsibility is at the very heart of our business. It is one of our Guiding Principles and is integrated into the daily decisions we make. In this section we report on our performance using a Corporate Responsibility (CR) framework.

In the UK, our Responsibility Programme is co-ordinated by our CR steering group. This group is responsible for identifying key social, ethical and environmental issues, reviewing strategy, policy and performance and setting objectives and targets. It is headed by our Strategy and Business Development Director and he reports to our Chief Executive Officer, who takes overall responsibility.

We adopt a dual approach to CR to ensure we address the different needs of our UK and US operations. Our UK business is mature and policies and processes have been in place for many years. Our US business has quadrupled in size in terms of revenue since 1999, having acquired 26 companies. We are now meeting the challenge of integrating processes and consolidating our CR principles across our US operations. We have made a number of commitments to managing CR in our US business.

We have some notable achievements, including the listing of Yell in the Dow Jones Sustainability Indexes World, which covers the top 10% of some 2,500 companies around the globe, and a listing in the Dow Jones Indexes Stoxx which covers leading European companies.

In line with the requirements of full CR reporting, our separate, CR Report is based around two of the most widely recognised guidelines: Business in the Community and the Global Reporting Initiative. This report will be published in July 2005.

Corporate Practice

Corporate Practice refers to our business standards and the way we manage relationships with our economic stakeholders. It includes providing community information in our directories, working with more than 30 reputable trade associations to uphold advertising standards and providing relevant and timely information to our investors about our performance and prospects.

Last November we held our first Investor Seminar where our senior managers gave presentations to our shareholders. We also held our second annual Yell UK Supplier Forum, attended by more than 200 of our key suppliers, where we launched our Corporate Responsibility objectives and our Ethical Purchasing Guidelines, which will be compulsory for UK suppliers from September 2005.

In the UK, we retained our registrations to key international management standards ISO 9001:2000, OHSAS 18001, ISO 14001 and Tick-IT and in January 2005 our UK Information Services department achieved accreditation to the British Standard BS 15000.

Workplace

Our 8,600 people are the foundation of our success. Our programmes and policies are designed to recruit, retain and motivate the very best people. This is reflected in high employee retention levels. In the US, we continued to reduce turnover amongst sales people, achieving a retention rate of 63%. In the UK, we retained 80% of our sales people and 91% of our non-sales people.

In FY05 we invested 4% of our UK payroll budget in training and developing our people and in the US around 2.8%. Currently almost 20% of our UK people take advantage of flexible working options, including part-time working, job-sharing and career breaks.

External recognition of our success in managing and developing our people was provided in the form of two special prizes at the European Quality Awards – Leadership and Constancy of Purpose, and People Development and Involvement. In March 2005, Yell UK ranked 22nd in The Sunday Times 100 Best Companies to Work For list and in the US, Selling Power magazine voted us the 5th Best Company to Sell For.

In our annual UK employee survey, Tell Yell, our results outperformed other high performing companies, as benchmarked by research organisation International Survey Research. In this survey, 88% of our people told us they would recommend Yell as a good place to work. We have been recognised as an Investor in People since 1997 in the UK and



Yell is listed in the Dow Jones Sustainability Indexes World



In the US, we partner with Earth 911 to raise awareness of directory recycling



One of our UK charities is Marie Curie Cancer Care

in March 2005 gained recognition under the Investors in People Leadership and Management Model.

Environment

Our biggest impact on the environment is our use of paper. In the UK, we hold regular face-to-face meetings with our paper, print and pre-press partners to discuss and review environmental performance. In FY05, 46% of the text paper in our Yellow Pages directories was made from recycled fibres. Our core paper suppliers are certified in accordance with the Finnish Forest Certification Scheme (FFSC), which is endorsed by the Pan European Forest Certification Council (PEFC). In the US, over the last year we have increased the level of recycled fibre in our Yellow Book directories from 12% to 19%.

In the UK, we work with 94% of local authorities to manage recycling of old directories and recently the first main newsprint mill accepted our recycled directories, a development we hope will continue. In 2004 market research indicated that for the first time, more than half of UK households (51%) were recycling their old directory, which compares favourably to the 18% (source: DEFRA 2003-2004) average recycling rate for municipal waste.

In the US, we partner with Earth 911, an environmental information network, to raise awareness of directory recycling within local communities. Last year we donated $100,000 to Earth 911 as part of our commitment to the partnership.

Community

Our key charity programmes are sponsorship of the Marie Curie Cancer Care Daffodil Appeal and running the Yellow Woods Challenge.

In FY05 we helped raise £2.4 million for Marie Curie, which will help to provide more than 150,000 hours of nursing care for terminally ill people in their own homes.

We run our Yellow Woods Challenge, a schools based environmental programme, in areas where directory recycling facilities have been absent or very limited. In 2004 more than £50,000 was awarded to schools collecting the most directories and we donated an equivalent £50,000 to the Woodland Trust.

More than a third of Yell UK people supported our communities last year, volunteering in our education programmes or fundraising for local charities. Activities include running a pledging centre for Comic Relief and fundraising for the Tsunami relief effort.

In the US last year 800 Yellow Book people in more than 42 offices raised more than $100,000 for United Way of America, an organisation that works with companies and local communities to ensure donations from employees support the most pressing local needs. In January 2005 more than 400 Yellow Book people, as well as the company, contributed to a total donation of $45,000 to the American Red Cross for the Tsunami disaster fund.

Overall, in FY05 we invested 0.6% of our pre-tax profits in charitable activities and our sponsorship of the Marie Cure Daffodil Campaign and the Woodlands Trust resulted in almost £3.8 million in 'equivalent advertising value'.

Group community investments (£000s)

Cash	552.0
Time	193.4
In-kind	97.8
Management costs	53.0
Total	896.2

UK – Proportion of Yellow Pages recycled (%)


39
41
46
51
FY02
FY03
FY04
FY05

UK – Yellow Pages text paper recycled fibre content (%)


46
48
48
46
FY02
FY03
FY04
FY05

US – Printed directories recycled fibre content (%)


12
19
FY04
FY05

Risk Management

We undertake a range of activities to ensure that appropriate internal controls are in place and that risks are properly managed.

The Board has overall responsibility for establishing and maintaining the systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and to provide reasonable but not absolute assurance against material misstatement or loss.

We have an ongoing process for identifying, evaluating and managing the significant risks we face. This has been in place for the reporting period, and up to the date of approval of the annual report and accounts. A detailed risk assessment is prepared by our Head of Risk, covering operational, financial and strategic risks. This identifies the nature and extent of risks facing the company, the likelihood of the risks concerned materialising and appropriate mitigation plans. This risk assessment is reviewed by senior management and the Audit Committee. In addition, each area of the business carries out its own risk assessment of its operations and ensures that key risks to the achievement of business objectives are identified and monitored.

The Audit Committee approves an annual audit plan prepared by the Head of Risk which is designed to ensure that our internal audit activities are focused on priority areas. The internal audit work provides assurance as to the effectiveness of Yell's systems of internal control and risk management to the senior management, the Audit Committee and the Board.

Yell Finance BV, a wholly owned subsidiary of Yell Group plc, has registered debt in the USA. It is required to provide quarterly and annual financial reports to the US Securities and Exchange Commission and, further, it is subject to the applicable requirements of the Sarbanes-Oxley Act of 2002. During the year we have undertaken a considerable amount of work to comply with Section 404 of the Sarbanes-Oxley Act: internal controls over financial reporting. We have fully documented the systems and processes which affect financial reporting and we have identified and tested the key controls within these processes.

The Board, with advice from the Audit Committee, has completed its annual review of the effectiveness of the system of internal control in accordance with the guidance of the Turnbull Report, and is satisfied that it is in accordance with that guidance.

Accountability and Openness

Statement of Application of Principles of the Combined Code

Save where detailed below, Yell has applied the principles and complied with the provisions set out in Section 1 of the 2003 Combined Code during the period 1 April 2004 to 31 March 2005.

The Board

The Board of Yell Group Plc comprises two executive directors and six non-executive directors. Four out of the six non-executive directors are independent as defined by the 2003 Combined Code.

The executive directors are John Condron (Chief Executive Officer) and John Davis (Chief Financial Officer).

The Chairman, Bob Scott, was independent upon his appointment. The Board has determined that Lyndon Lea is non-independent due to his previous partnership in Hicks Muse, the private equity firm which, until January 2004, held a significant shareholding in Yell. The Board will reconsider the issue of Mr Lea's independence during the current financial year.

During the reporting period, the Board appointed Lord Powell of Bayswater as the Senior Independent Director with effect from 1 March 2005. Notwithstanding his appointment, all non-executive directors continue to be available to shareholders who wish to raise issues that cannot be addressed with the Chairman, either of the two executive directors, or since his appointment, Lord Powell himself.

In order that the membership of the Audit Committee is comprised exclusively of independent, non-executive directors, with effect from the 1 March 2005, Bob Scott resigned from the Audit Committee and was replaced by Lord Powell.

It remains the Company's intention to recruit an additional independent, non-executive director in order to fulfil the Remuneration and Nomination Committee membership requirements recommended in the 2003 Combined Code. A search for a suitable candidate was initiated during the reporting period, and is in progress.

Yell's Articles of Association require one third of the Board to retire by rotation at the Annual General Meeting. However, the Board have decided that, in order to optimise accountability to shareholders, all directors shall submit themselves for re-election at this year's Annual General Meeting.

John Condron and John Davis are full-time directors of companies within the Yell Group and have no other commitments to external companies and, consequently, do not receive any other fees. Details of the executive directors' service contracts and the non-executive directors' letters of appointment can be found in the report of the Remuneration Committee on page 37. The non-executive directors' letters of appointment do not set out fixed time commitments, since the schedule of board and committee meetings is subject to changes, according to the requirements of the Company. All directors are expected to demonstrate their commitment to the work of the Board on an ongoing basis.

Brief biographies of all directors appear on page 42. The Chairman, Bob Scott, and the rest of the Board (in respect of the Chairman) confirm that all the directors have been diligent and effective in their duties during the reporting period.

Operation of the Board

The Board has overall responsibility for leading and controlling the Company and is accountable to shareholders for financial and operational performance, and for the open and transparent communication of information relevant to such performance.

The Board recognises the division in responsibility between the Chairman (who ensures the effective working of the Board) and the Chief Executive Officer (who runs our Company). The Board has agreed a schedule identifying matters reserved for its decision which include the approval of the financial statements, major acquisitions, Group strategy, and governance policies. This schedule, which is in writing, delineates the extent of the various delegated authorities granted by the Board.

All directors have access to the services of the Company Secretary, Howard Rubenstein, the removal of whom is a matter reserved for the decision of the Board. Mr Rubenstein acts as secretary to all of the Board Committees.

The Company Secretary works with the Chairman to ensure that all directors receive sufficient information on a timely basis to enable the Board to run efficiently. In the reporting period a secure website has been developed and launched as an exclusive channel for the Board to share information, receive training material and Board papers, and generally enhance the administration of the Board business.

The directors are entitled, at the expense of the Company, to take independent professional advice in furtherance of their duties. The Company has also arranged appropriate Directors' and Officers' insurance cover in respect of legal action against the directors.

The Board is scheduled to meet at least six times in any calendar year; February, March/April, May, July, September and November. During the reporting period, the Board met five times.

The table on page 26 shows the individual attendance by directors at the board and committee meetings, during the reporting period ended 31 March 2005.

Name	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings		Nomination Committee Meetings	
	Attended	Absent	Attended	Absent	Attended	Absent	Attended	Absent
Bob Scott	5	–	4	–	–	–	–	–
John Condron	5	–	–	–	–	–	2	–
John Davis	5	–	–	–	–	–	–	–
Charles Carey	4	1	–	–	4	1	2	–
John Coghlan	5	–	4	–	–	–	2	–
Joachim Eberhardt	5	–	4	–	5	–	–	–
Lyndon Lea	4	1	–	–	–	–	2	–
Lord Powell Of Bayswater	5	–	–	–	–	–	–	–

During the reporting period, the Board conducted an evaluation of its overall effectiveness. Since the Board is relatively new, the focus of the evaluation was on the overall performance of the Board as a unit addressing issues such as information provision, quality of discussion, and overall Board culture. The exercise was conducted by means of a survey completed by each director and the results were discussed at the February 2005 Board meeting. As a result of the exercise, the Board reviewed and revised its annual programme of business. The Board intends that its next evaluation process will also focus on the performance of individual directors, including the Chairman.

During the reporting period, the non-executive directors have met without the executive directors present.

Committees

The following committees have been established under the overall direction of the Board. Each committee has written terms of reference, which are published on the Company website at www.yellgroup.com. The chairmanship, membership and terms of reference of each committee are reviewed on an annual basis.

The table on page 27 shows the chairman and members of each committee during the reporting period.

Name	Status	Committee Membership and Role		
		Audit	Remuneration	Nomination
Bob Scott	Chairman, Non-Executive Director	☐ (Resigned 1 March 05)		
John Condron	CEO, Executive Director			☐
John Davis	CFO, Executive Director			
Charles Carey	Non-Executive, Independent Director		☐	☐
John Coghlan	Non-Executive, Independent Director	☐ Chairman		☐
Joachim Eberhardt	Non-Executive, Independent Director	☐	☐ Chairman	
Lyndon Lea	Non-Executive Director			☐ Chairman
Lord Powell of Bayswater	Senior Independent, Non-Executive Director	☐ (Appointed 1 March 05)		

Audit Committee

The Audit Committee is chaired by John Coghlan, who as Chief Financial Officer of Exel plc, is deemed by the Board to have recent and relevant financial experience. The other members during the year were Bob Scott, Lord Powell of Bayswater and Joachim Eberhardt. With effect from 1 March 2005, Bob Scott resigned from the Committee and Lord Powell of Bayswater was appointed, so that the Committee now consists entirely of independent non-executive directors. It meets at least four times a year. The external auditors and the internal Head of Risk attend all meetings.

The Committee assists the Board in fulfilling its duties regarding the reporting of financial and non-financial information to shareholders. On behalf of the Board, the Committee examines the effectiveness of the Group's internal controls and risk management by reviewing evidence of risk assessment activity, agreeing the scope of internal audit reviews, reviews of the annual and interim financial statements and the nature and scope of the external audit. The Committee has also carried out an evaluation of its own performance and that of the external auditors.

Yell operates a 'whistleblowing' policy whereby confidential matters can be brought to the attention of the General Counsel. Any investigations are jointly undertaken by the General Counsel and the Head of Risk, and the Committee will have oversight of these investigations. It was agreed, following the Committee evaluation that the whistleblowing policy would be reviewed to ensure it continues to comply with current best practice. Any changes will be implemented with the approval of the Committee in the forthcoming year.

The Committee also reviews the independence and objectivity of our external auditors. The nature of non-audit work which may be undertaken by our auditors has been defined and financial limits on the amount of this work have been established. Regular updates are prepared for the Committee on the nature and extent of non-audit services provided by our auditors. The auditors are also required to confirm their independence at least annually.

The Board formally reviewed the effectiveness of the systems of internal control during the last financial year.

Remuneration Committee

The Remuneration Committee is chaired by Joachim Eberhardt. Charles Carey was the other member of the Committee during the reporting period. Both members of the Committee are non-executive directors, independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. Save as to the suggested number of members, the Committee complied with the requirements set out in the Combined Code in carrying out its duties.

The Committee, which meets at least four times a year has responsibility for making recommendations to the Board on the Company's policy on the remuneration of senior executives, for reviewing the performance of executive directors and senior management of the Company, and for determining, within agreed terms of reference, specific remuneration packages for each of the directors of the Company and members of senior management including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to their own terms and conditions of service or remuneration.

In the course of the reporting year, the Committee received advice from the Chief Executive Officer and the Company Secretary. The Committee also appointed and received advice from Deloitte & Touche LLP in respect of remuneration policy, market practice and corporate governance for senior management and other employees. Tax and risk management services were also received from Deloitte & Touche LLP by the Company during the year.

The report of the Remuneration Committee appears on pages 32–41.

Nomination Committee

The Nomination Committee is chaired by Lyndon Lea and its other members are Charles Carey, John Coghlan and John Condron. The Committee, which meets at least once a year, has responsibility for considering the size, structure and composition of the Board, the retirement and/or appointment of directors and ensuring that the Board has the right blend of skills and experience.

The Committee has recommended that in order to facilitate the smooth running of the Board Committees it would be advantageous to appoint an additional independent non-executive director. This recommendation was approved by the Board, and a search process is underway.

During the reporting period, the Committee has also reviewed the succession planning process for senior management within the Company.

Relations with Shareholders

The Company is committed to ongoing communications with its shareholder base. This is achieved through:

- Regular dialogue and presentations throughout the year to the institutional investors, such as our Investors Seminar which took place on 15 November 2004
- The issuing of press releases, regulatory announcements and annual and interim reports
- Our Annual General Meeting which gives all our shareholders the opportunity to hear first hand from our Board of Directors and to raise questions. All proposed resolutions are put to a poll vote and electronic proxy voting is encouraged to enfranchise all shareholders

Directors' Report

The directors have pleasure in presenting the report and accounts of Yell Group plc (the Company) for the year ended 31 March 2005.

Overview and Principal Activities

The Company is the leading provider of classified directory advertising and associated products and services in the UK and the leading independent provider of classified telephone directory advertising in the US.

Share Capital History

Full details of the movements in the authorised and issued share capital of the Company during the reporting period are provided in note 19 to the financial statements.

Major Shareholders

At 19 May 2005, the most recent practicable date, the Company had received notification from the following entities under Part VI of the Companies Act 1985, showing a material interest of 3% or more in the Company's shares.

Shareholder	No. of shares	% of issued ordinary share capital
FMR Corp and Fidelity International Limited and their subsidiaries	93,422,379	13.27
Franklin Resources Inc	49,499,804	7.03
Lloyds TSB Group Plc	41,705,374	5.92
Barclays Plc	41,465,925	5.88
Aviva plc and its subsidiaries	29,973,015	4.25
Legal & General Group plc	25,299,234	3.59
MFS Investment Management	22,779,265	3.24

Review of Business and Future Developments

A review of the performance for the reporting period and the expected future developments is given in the CEO's and CFO's reviews on pages 5–13.

Results and Dividends

The Group's pre-tax profit for the year ended 31 March 2005 was £153.7 million (2004–£44.1 million loss) after charging interest and amortisation. Excluding the effect of the exceptional items, the pre-tax profit for the 2005 financial year would have been £190.2 million compared to a net profit of £104.4 million in the 2004 financial year.

An interim dividend of 4.2p per ordinary share was paid on 21 December 2004. The directors propose a final dividend of 8.4p to be paid on 19 August 2005 to shareholders on the register at 22 July 2005, subject to approval at the Annual General Meeting on 12 July 2005.

The Trustees of the Yell Employee Benefit Trust have waived their entitlement to previous and proposed dividends totalling £0.4 million.

Directors and their Interests

The directors of the Company are listed on page 42.
All directors will submit themselves for re-appointment at the Annual General Meeting on 12 July 2005.

The directors' emoluments are disclosed on page 38.

The beneficial interests of the directors and their immediate family in the Company's issued share capital are given on page 41.

Charitable and Political Donations

During the past financial year the Company has made charitable donations totalling just over £500,000 (2004 – £500,000), which support various community related charities and projects. No political donations were made during the year.

Applications for Employment by Disabled People

Yell has a Recruitment and Selection Policy that states we are committed to the employment of people with disabilities. We guarantee an interview to people with disabilities who meet the minimum selection criteria for any vacancy. Yell UK is registered as a Two Tick employer as it satisfies the UK government's criteria on the employment of people with disabilities.

Policy on Arrangements for Able Bodied People that Develop Disabilities

Our Equal Opportunities Policy contains a code of good practice on disability which states that an individual who becomes disabled whilst in employment will receive support to ensure, wherever possible, they are able to continue in their role. This will involve whatever reasonable adjustments that can be made, in consultation with the individual. Again, in consultation with the individual, other positions will be considered where the individual's skills and abilities match the requirements of the role, making reasonable adjustments wherever possible.

Policy on Training/Career Development of Disabled People

We ensure that training and career development is equally available to people with disabilities, tailored where practicable for their specific needs.

Information Provision

We provide information to our people on many topics, including financial performance, through a number of different communication vehicles including our intranet, various printed publications and live briefings.

Where we have specific plans for change, a consultation mechanism is built into the change process.

Approach to Share Ownership

We actively encourage our people to share in the future of the Company. An employee 'ShareSave' scheme operates in the UK, and a Stock Purchase Plan operates for our people in the US.

Policy and Practice on Payment of Creditors

It is the Company's policy to use its purchasing power fairly and to pay promptly and as agreed. Payment terms for purchases under major contracts are settled as part of the contract negotiations. It is the Company's policy to make payments for other purchases within 30 days following the end of the month in which a correct and valid invoice is received.

At 31 March 2005 trade creditors represented 15 days (2004–18 days) of purchases. The Company has no significant trade creditors.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors will be proposed at the Annual General Meeting.

Annual General Meeting

The Notice of the Annual General Meeting, to be held on 12 July 2005, (together with explanatory notes) appears on pages 106-110.

By order of the Board



Howard Rubenstein
Company Secretary

Remuneration Report

The Remuneration Committee

Within agreed terms of reference the Remuneration Committee has responsibility for making recommendations to the Board of directors on the Company's policy on the remuneration of executive directors and for reviewing the performance of these individuals.

Performance Graph

The graph below sets out the performance of the Company relative to the FTSE 100 index of which the Company is a constituent.

The performance graph has been prepared in accordance with the Directors Remuneration Report Regulations 2002 and is not an indication of the likely vesting of awards granted under any of the Company's incentive plans.

Yell Group Total Shareholder Return since IPO, 15 July 2003, plotted against the FTSE100


Rebased TSR: 1 Month (23 working day) rolling average
180
160
140
120
100
80
60
40
20
0
Jul 03
Oct 03
Jan 04
Apr 04
Jul 04
Oct 04
Dec 04
Mar 05
Source: Datastream
Yell Group
FTSE100

Remuneration Committee Members

The Committee is chaired by Joachim Eberhardt and its other member is Charles Carey. Both members of the Committee are independent non-executive directors of the Company. It remains the Company's intention to appoint a third member of the Committee following the recruitment of an additional independent non-executive director. Save as to the suggested number of members, the Committee complied with the requirements set out in the Combined Code in carrying out its duties.

The Chief Executive Officer is invited to attend Committee meetings, except when his remuneration is being discussed.

The Committee met on five occasions during the year ended 31 March 2005.

The Committee received advice from the Chief Executive Officer and the Company Secretary. The Committee also appointed and received advice from Deloitte & Touche LLP in respect of remuneration policy, market practice and corporate governance for senior management and other employees. Tax and risk management services were also received from Deloitte & Touche LLP by the Company during the year.

Remuneration Policy

The Committee believes that a robust incentive and reward framework is vital to the Company's continued success and is therefore committed to the development of the Company's remuneration policy over time, in consultation with shareholders and institutional investors where appropriate.

The remuneration policy developed by the Committee since flotation is designed to provide a cohesive framework which maximises the achievement of individual and Company potential through targeted, results-driven reward and incentives which pay for good performance at all levels throughout the organisation.

The remuneration policy continues to be based on the following key principles:

- Simplicity and coherence
- Fairness of rewards against comparable companies
- Alignment of executive interests with the interests of shareholders
- Variable reward based on local profit and share price growth
- Encouraging all-employee share ownership
- Incentivising exceptional performance with the potential for superior rewards

The Committee is committed to enabling the Company to achieve its potential by attracting and retaining high quality people and providing them with a competitive overall remuneration package with clear targeted incentives. This will enable them to be among the best paid people in the marketplace if they and the Company deliver outstanding results.

Under the Company's remuneration policy, total remuneration is broadly based on market median for on target performance, with the potential for upper quartile or above remuneration for superior performance. The vehicle for delivering medium and long-term incentives at each level within the organisation differs to accommodate the specific issues, desired behaviours and performance drivers for the different groups of employees.

Development of Executive Remuneration Policy

As was disclosed last year, during the latter part of 2004 the Committee conducted a detailed review of the total remuneration of the executive directors. The Committee then carried out a full consultation with the major shareholders of the Company, in advance of implementation.

As part of the review, changes were made to certain elements of the remuneration policy. The Committee has continued to follow the tiered remuneration approach developed during 2003 which encompasses all employees within the same policy framework. This approach highlights the Committee's determination to reward all employees fairly and consistently and to encourage and promote employee share ownership. Following the review, a number of one-off adjustments were made to the total remuneration packages of the executive directors.

During the course of the review, the Committee reaffirmed the importance of executives having the opportunity to be highly rewarded for outstanding personal and company performance, and of basing incentives on a combination of performance conditions collectively geared to enhancing shareholder value.

The Committee therefore determined that now would be an appropriate time to make use of the Long-Term Incentive Plan (LTIP) approved on flotation and to make changes to the Annual Bonus Plan.

As discussed with our major shareholders, these changes enable the executive directors to receive a highly competitive package for delivering outstanding results. Long-term incentives will be offered in the form of Share Options and Performance Shares with performance conditions based on Earnings Per Share and Total Shareholder Return respectively. The tiered approach to remuneration now comprises five levels as set out below.

Target Population

Executive Directors	LTIP
Executive Directors & Senior Executive Group	Executive Options
Management Group	Capital Accumulation Plan[a]
All Employees	UK ShareSave & US Stock Purchase Plan
All Employees	Annual Bonus Plan[b]

(a) As discussed last year, this plan was adopted in 2004 for key members of the management group excluding executive directors.

(b) For executive directors, the annual bonus is operated with an element of deferral.

All the Company's share plans incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers (the ABI), the National Association of Pension Funds and other shareholder representative bodies. As a result of consultation with shareholders during the year, for options granted in FY04/FY05 and onwards there will no longer be the opportunity to retest performance conditions.

Summary of Individual Elements of Executive Directors' Remuneration

Executive directors' total remuneration comprises short, medium and long-term incentives in the form of salary and benefits, annual and deferred bonus, share options, performance shares and pension benefits.

The aim of the Committee is to ensure that executive directors' remuneration reflects the principles of the policy outlined previously.

The benefit derived from the various elements of remuneration, excluding salary, the sharesave plan and pension, is subject to the achievement of predetermined performance targets. The Committee considers there to be an appropriate balance between fixed and variable remuneration with approximately one third of total remuneration deriving from fixed salary and approximately two thirds deriving from variable incentives.

Base Salary

Base salaries are set taking account of the individual role, responsibility, experience and long-term contribution. As a result of the remuneration review the Committee felt that it was appropriate to increase the base salary of the executive directors to a more appropriate level given the fact that the Company is now listed and a constituent of the FTSE 100. The Committee reviewed comparable practice in media companies and other FTSE 100 companies before setting the level, and now consider that the salaries have been brought into line with the market.

The Committee now consider that this element of pay is in accordance with the policy of paying competitive total rewards and represents a competitive position against other media and FTSE 100 companies.

Annual Bonus and the Deferred Bonus Plan

Each executive director is eligible to receive a bonus subject to the achievement of performance targets. The performance targets are set by the Committee each year having regard to the business plan.

Executive directors are eligible to receive a maximum bonus of 120% (100% for FY04) of salary with an on-target bonus of 65%. However, under the new Deferred Bonus Plan, any bonus in excess of 100% of salary will be subject to a compulsory deferral into shares for a period of three years. These shares will be forfeited if the director leaves otherwise than in pre-determined 'good leaver' circumstances.

For the executive directors, the Committee have determined that the targets for the annual bonus will be related to the Group's revenue, profit and cash generation targets (100%) with the balance (20%) based on non-financial metrics.

The Annual Bonus Plans for sales and non-sales staff similarly operate by reference to financial and non-financial metrics.

Share Options

The executive directors and other key UK senior managers of the Company participate in the Yell Group plc Executive Share Option Scheme. Key US senior managers participate in the Yell Group plc 2003 US Equity Incentive Plan. Options are granted under both plans with an exercise price at least equal to the market value of the underlying shares at the date of grant.

It is intended that going forward, options will be granted to executive directors at a multiple of two times base salary. However for FY05 only, the Committee granted options to each executive director at a multiple of two and a half times base salary. Included in this grant was a one-off additional grant of 50% of salary which recognised the decision by the Company to align the executive directors' stock option grant dates (previously July) with the Company's grant date for all other executives (November).

Options granted in FY05 will only be exercisable if the adjusted Earnings per Share (EPS) of the Company, taken over a three year period, is equal to or exceeds the cumulative increase in the Retail Price Index (RPI) plus 3% per annum at the end of such three year period. If the performance condition is not met at the end of the third year the option lapses. Details of options granted to executive directors are provided on page 40.

The Committee continues to consider that the EPS condition most appropriately focuses eligible employees on increasing the Company's earnings and therefore helps to align the interests of the executive directors with both shareholders and the Company.

The committee has determined that if appropriate, it will exercise its judgement and discretion to make adjustments to EPS in order to take into account the transition to International Accounting Standards. However, this would only apply where the adjustment was made for the purpose of ensuring that the performance condition remained equitable to both participants and shareholders and, in the opinion of the Committee, no less stretching to achieve. Should the Committee exercise such discretion and judgement in the future it will outline the reason and basis for its decision to shareholders in the Directors' Remuneration Report for the relevant year.

Long Term Incentive Plan (LTIP)

The first awards under the LTIP were made in November 2004. It is intended that going forward, awards to executive directors will be made at a multiple of one times salary.

As previously noted, the Committee believe it is important for executives to be incentivised by reference to a combination of different performance conditions. Given the use of an EPS measure for the Option Scheme, it was felt that using TSR for the LTIP would provide an appropriate balance of financial and market based performance conditions for the long-term incentive component of remuneration.

The extent to which the awards will vest will depend upon the Company's Total Shareholder Return (TSR) performance relative to the TSR performance of the FTSE 100 constituents (excluding investment trusts) over a three year period. To the extent that the performance condition is not satisfied, the award will lapse and there will be no opportunity to retest the condition further.

For an award to vest, the Company's TSR performance must not be less than that of the median company in the comparator group. If the Company is ranked at the median level, 30% of the award will vest, rising to 100% vesting at the upper quartile level.

Pension

Both the Chief Executive Officer and the Chief Financial Officer participate in the Yell Pension Plan which is an Inland Revenue approved plan. Under the terms of the Yell Pension Plan applicable, both executive directors will receive retirement benefits on a defined benefit basis.

The Chief Executive Officer is a member of Section 2 of the Yell Pension Plan. Under that Section, he accrues an annual pension of 1/80 of his Final Pensionable Earnings for each year of Pensionable Service. In addition, he accrues a one-off cash sum of 3/80 of his Final Pensionable Earnings for each year of Pensionable Service. He is not subject to the Inland Revenue's Earnings cap for pension purposes (due to his prior membership of the BT Pension Scheme) and is entitled to an enhancement of his Pensionable Service under the Yell Pension Plan (by reference to the BT Pension Scheme) which will continue until 13 November 2009. Under the terms of this enhancement, since 1 July 1996, the Chief Executive Officer has been granted an additional 71 days of Pensionable Service for each actual year of Pensionable Service in the BT Pension Scheme or the Yell Pension Plan. The effect of the enhancement is that if he remains a member of the Yell Pension Plan until his normal retirement date. The Chief Executive Officer's forecasted total Pensionable Service at age 60 will be 40 years.

The Chief Financial Officer is a member of both Sections 1 and 3 of the Yell Pension Plan and under each Section accrues an annual pension of 1/60 of his Final Pensionable Earnings up to the Inland Revenue's Earnings Cap for each year of Pensionable Service giving a total accrual of 1/30 each year. He is contractually entitled to a pension based on uncapped pensionable salary for each year of service under the Yell Pension Plan. As he is subject to the Earnings Cap, the excess over the approved benefit conferred under the Chief Financial Officer's contractual arrangement is currently being provided on an unfunded basis. This unfunded, unapproved pension promise was reviewed during the financial year. The review highlighted that the CFO's then entitlement of 1/45 was below the median for comparable executive roles and a majority (62%) of Chief Financial Officers in the FTSE 100 have an accrual rate of 1/30. Accordingly the CFO's pension promise was amended to increase his overall entitlement to 1/30 (1/45 previously) of his Pension Scheme Salary for each complete year of Pensionable Service and in proportion for a part year. For the avoidance of doubt, it should be noted that the revised entitlement will be applied to all periods of Pensionable Service.

Further details of the executive directors' pension benefits can be found on page 39.

Other Remuneration

The executive directors also participate in the ShareSave plan.

The executive directors receive a number of other benefits including life assurance, private health cover, long-term disability insurance, the provision of a car, telecommunications services, health club membership and an allowance for personal tax and financial advice.

In addition, the executive directors receive reimbursement from the Company for reasonable expenses incurred in the carrying out of their duties.

Service contracts – Executive Directors

The service contracts for both executive directors are for a rolling 12 month period, in line with the Company's policy on executive directors' service contracts.

The key terms of the executive directors' service contracts are as follows:

Aspect	Policy
Notice period (on termination by the company or the director)	Twelve calendar months
Termination payments if contract terminated without cause	Payment if the notice period is served: Pro-rata bonus based on the greater of on target performance (65%) and projected performance determined by the Board of Directors (maximum 120%). Payment if employment is terminated by the company without notice:95% of annual salary, benefits, pension contributions and on target bonus (65%) plus all conditional awards of shares and share options vest immediately on termination.

Letters of Appointment – Non-Executive Directors

Non-executive directors each have a letter of appointment which sets out details of their appointments with a notice period of three months.

The following table shows the date of appointment of individual non-executive directors:

Director	Date of appointment
Bob Scott	1 July 2003
Charles Carey	1 July 2003
John Coghlan	1 July 2003
Joachim Eberhardt	1 July 2003
Lyndon Lea	1 July 2003
Lord Powell of Bayswater	1 July 2003

Non-Executive Directors' Remuneration

The Company endeavours to pay non-executive directors' fees that reflect a market competitive rate.

For the FY05 financial year, all the non-executive directors with the exception of Bob Scott received fees for their services of £50,000 per annum. Bob Scott received fees for his services as a non-executive director and as the Company's Chairman of £150,000 per annum. In addition, a further fee of £10,000 per annum was payable to each non-executive director for chairing committees and £5,000 per annum was payable for membership of committees.

Non-executive directors are not eligible to participate in the Company's share plans and the Company does not make any benefits available to them under other employee benefit arrangements or make any contributions to their personal pension plans.

Audited information

Remuneration for the year ended 31 March 2004 and 2005

	Salary/Fees		Performance related bonus[a]		Other benefits[b]		Share benefits[c]		Total	
	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000
Executive Directors										
John Condron	550	650	550	780	47	48	–	–	1,147	1,478
John Davis[d]	340	376	340	450	22	25	–	–	702	851
Non-Executive Directors										
Bob Scott	129	155	–	–	–	–	150	–	279	155
Charles Carey	57	60	–	–	–	–	150	–	207	60
John Coghlan	64	65	–	–	–	–	75	–	139	65
Joachim Eberhardt	63	65	–	–	–	–	75	–	138	65
Lyndon Lea[e]	45	60	–	–	–	–	–	–	45	60
Lord Powell of Bayswater	50	50	–	–	–	–	75	–	125	50

(a) Comprises cash bonus of 100% of base salary and, in 2005 only a further 20% of base salary payable in shares under the Deferred Bonus Plan. A description of the plan is on page 35.

(b) Executive directors' benefits mainly comprise company cars, life assurance, private health cover, long-term disability insurance, health club membership and allowances for personal tax and financial advice.

(c) Under an arrangement pre-dating the IPO, non-executive directors subscribed for shares in Yell Group plc at the date of the IPO at a discount to market value. 105,263 ordinary shares were issued for £150,000 to each of Charles Carey and Bob Scott, 52,632 ordinary shares were issued for £75,000 to each of Joachim Eberhardt, John Coghlan, and Lord Powell.

(d) 2005 salary/fee includes a one-off ex-gratia payment of £1,245.

(e) Lyndon Lea provided non-executive directors services to the company until 7 January 2004 via Hicks Muse where he was a partner. His fees for the year to 7 January 2004 were therefore paid to Hicks Muse rather than to Mr Lea directly. From 8 January 2004 Mr Lea's fees have been paid to him directly.